   As Filed with the Securities and Exchange Commission on February 28, 2000


                                                      REGISTRATION NO. 333-
                                                                       811-
--------------------------------------------------------------------------------
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    ------------

                                      FORM N-4



              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       /X/

                                        AND

                                  AMENDMENT NO. 23
                                         TO
                    REGISTRATION STATEMENT UNDER THE INVESTMENT
                                COMPANY ACT OF 1940                         /X/

                    SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
                             (Exact Name of Registrant)

                    SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                                (Name of Depositor)

                            ONE SUN LIFE EXECUTIVE PARK
                        WELLESLEY HILLS, MASSACHUSETTS 02481
                (Address of Depositor's Principal Executive Offices)

                    DEPOSITOR'S TELEPHONE NUMBER: (781) 237-6030


             EDWARD M. SHEA, ASSISTANT VICE PRESIDENT AND SENIOR COUNSEL
                    SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                                  ONE COPLEY PLACE
                            BOSTON, MASSACHUSETTS 02116
                      (Name and Address of Agent for Service)

                            COPIES OF COMMUNICATIONS TO:
                                JOAN E. BOROS, ESQ.
                 JORDEN BURT BOROS CICCHETTI BERENSON & JOHNSON LLP
                         1025 THOMAS JEFFERSON STREET, N.W.
                                  SUITE 400 EAST
                            WASHINGTON, D.C. 20007-0805

Approximate Date of Proposed Public Offering: Upon the date of effectiveness or as soon thereafter as practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a) may determine.

--------------------------------------------------------------------------------

IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE (check appropriate  box)

  / /  IMMEDIATELY UPON FILING PURSUANT TO PARAGRAPH (b) OF RULE 485

  / /  ON (DATE) PURSUANT TO PARAGRAPH (b) OF RULE 485

  / /  60 DAYS AFTER FILING PURSUANT TO PARAGRAPH (a)(1) OF RULE 485

  / /  ON (DATE) PURSUANT TO PARAGRAPH (a)(1) OF RULE 485

IF APPROPRIATE CHECK THE FOLLOWING BOX:

  / / THIS POST-EFFECTIVE AMENDMENT DESIGNATES A NEW EFFECTIVE DATE FOR A PREVIOUSLY FILED POST-EFFECTIVE AMENDMENT.

                                       PART A

                        INFORMATION REQUIRED IN A PROSPECTUS

    Attached hereto and made a part hereof is the Profile and Prospectus dated June __, 2000 for each of the following:


        MFS Regatta Access Variable and Fixed Annuity
        Futurity Focus II Variable and Fixed Annuity [to be filed by amendment]

                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

                                                                   JUNE __, 2000

                                    PROFILE


                               MFS REGATTA ACCESS
                               VARIABLE AND FIXED
                                    ANNUITY


      THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.


      1. THE MFS REGATTA ACCESS ANNUITY



      The MFS Regatta Access Annuity is a flexible payment deferred annuity contract ("Contract") designed for use in connection with retirement and deferred compensation plans, some of which may qualify for favorable federal income tax treatment. The Contract is intended to help you achieve your retirement savings or other long-term investment goals.


      The Contract has two phases: an Accumulation Phase and an Income Phase. During the Accumulation Phase you make payments into the Contract; any investment earnings under your Contract accumulate on a tax-deferred basis and are taxed as income only when withdrawn. During the Income Phase, we make annuity payments in amounts determined in part by the amount of money you have accumulated under your Contract during the Accumulation Phase. You choose when the Income Phase begins.


      You may choose among 27 variable investment options and a range of fixed interest options. For a variable investment return you choose one or more Sub-Accounts in our Variable Account, each of which invests in shares of a corresponding series of the MFS/Sun Life Series Trust (collectively, the "Funds") listed in Section 4. The value of any portion of your Contract allocated to the Sub-Accounts will fluctuate up or down depending on the performance of the Funds you select, and you may experience losses. For a fixed interest rate, you may choose one or more Guarantee Periods offered in our Fixed Account, each of which earns its own Guaranteed Interest Rate if you keep your money in that Guarantee Period for the specified length of time. In addition, your Contract may be credited with extra interest at the time you purchase your Contract.


      The Contract is designed to meet your need for investment flexibility. Over the life of your Contract, you may allocate amounts among as many as 18 of the available variable and fixed options. Until we begin making annuity payments under your Contract, you can, subject to certain limitations, transfer money between options up to 12 times each year without a transfer charge or adverse tax consequences.

      2. ANNUITY PAYMENTS (THE INCOME PHASE)

      Just as you can elect to have your Contract value accumulate on either a variable or fixed basis, or a combination of both, you can elect to receive annuity payments on either a variable or fixed basis or both. If you choose to have any part of your annuity payments come from the Sub-Accounts, the dollar amount of your annuity payments may fluctuate.

      The Contract offers a variety of annuity options. You can select from among the following methods of receiving either variable or fixed annuity payments under your Contract: (1) monthly payments continuing for your lifetime (assuming you are the annuitant); (2) monthly payments for your lifetime, but with payments continuing to your chosen beneficiary for 10, 15 or 20 years after your first payment if you die before the end of the period you have selected;
(3) monthly payments for your lifetime and the life of another person (usually your spouse) you have chosen; and (4) monthly payments for a specified number of years (from 5 to 30), with a cash-out option for variable payments. We may also agree to other annuity options at our discretion.

      Once the Income Phase begins, you cannot change your choice of annuity payment method.

      3. PURCHASING A CONTRACT


      You may purchase a Contract for $20,000 or more, under most circumstances. You may increase the value of your investment by adding $1,000 or more at any time during the Accumulation Phase. We may waive these limits. We will not accept a purchase payment if your account value is over $2 million, or if the purchase payment would cause your account value to exceed $2 million, unless we have approved the payment in advance.



      4. ALLOCATION OPTIONS


      You can allocate your money among Sub-Accounts investing in the following Funds of the MFS/ Sun Life Series Trust:


Bond Series                                         International Growth and Income Series
Capital Appreciation Series                         Managed Sectors Series
Capital Opportunities Series                        Massachusetts Investors Growth Stock Series
Emerging Growth Series                              Massachusetts Investors Trust Series
Emerging Markets Equity Series                      Money Market Series
Equity Income Series                                New Discovery Series
Global Asset Allocation Series                      Research Series
Global Governments Series                           Research Growth and Income Series
Global Growth Series                                Research International Series
Global Total Return Series                          Science and Technology Series
Government Securities Series                        Strategic Growth Series
High Yield Series                                   Strategic Income Series
International Growth Series                         Total Return Series
                                                    Utilities Series


      Market conditions will determine the value of an investment in any Fund. Each Fund is described in the prospectus of the MFS/Sun Life Series Trust.

      In addition to these variable options, you may also allocate your money to one or more of the Guarantee Periods we make available. For each Guarantee Period, we offer a Guaranteed Interest Rate for the specified length of time.


      5. EXPENSES


      The charges under the Contracts are as follows:


      If your account value is less than $100,000, we impose an annual Account Fee equal to $50. We will not assess an Account Fee if your Contract is fully invested in the Fixed Account during the entire Account Year. In addition, during both the Accumulation Phase and the Income Phase, we deduct insurance charges equal to 1.40% per year of the average daily value of the Contract allocated among the Sub-Accounts. If your initial purchase payment is greater than $1,000,000, we will decrease the insurance charges to 1.15%.


      If you elect one or more optional death benefit riders, we will deduct, during the Accumulation Phase, an additional charge per year, depending upon the number of riders you elect, as follows:

   NUMBER OF       % OF AVERAGE
RIDERS YOU ELECT   DAILY VALUE
----------------   ------------
     1                0.15%
     2                0.25%
     3                0.40%

      No optional death benefit is offered if you are 80 or older at issue. No charges for optional death benefit riders are assessed during the Income Phase.


      There are no sales charges when you purchase your Contract. If you withdraw money from your Contract, we impose no withdrawal charge.

      If you withdraw, transfer, or annuitize money allocated to a Guarantee Period more than 30 days before the expiration date of the Guarantee Period, the amount will be subject to a Market Value Adjustment. This adjustment reflects the relationship between our current Guaranteed Interest Rates and the Guaranteed Interest Rate applicable to the amount being withdrawn. Generally, if your Guaranteed Interest Rate is lower than the relevant current rate, then the adjustment will decrease your Contract value. Conversely, if your Guaranteed Interest Rate is higher than the relevant current rate, the adjustment will increase your Contract value. The Market Value Adjustment will not apply to the withdrawal of interest credited during the current Account Year, or to transfers as part of our dollar-cost averaging program.

      In addition to the charges we impose under the Contracts, there are charges (which include management fees and operating expenses) imposed by each Fund, which range from 0.56% to 1.55% of the average net assets of the Funds, depending upon which Funds you have selected. The investment adviser has agreed to waive or reimburse a portion of expenses for some of the Funds; without this agreement, Fund expenses could be higher. Some of these agreements may be terminated after one year, or earlier if the Board of Trustees of the MFS/Sun Life Series Trust agrees.

      The following chart is designed to help you understand the expenses you will incur under your Contract, if you invest in one or more of the Sub-Accounts. The column "Total Annual Expenses" shows the sum of the "Total Annual Insurance Charges," as defined just above the chart, and the total expenses (net of any applicable expense reimbursement and/or fee waiver) for each Fund. The next two columns show two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money (1) at the end of one year or (2) at the end of 10 years. For the first year, the Total Annual Expenses are deducted, as well as withdrawal charges. For year 10, the example shows the aggregate of all of the annual expenses deducted for the 10 years, but there is no withdrawal charge.


      During the Accumulation Phase, "Total Annual Insurance Charges" of 1.50% as shown in the table below include insurance charges of 1.40% of your daily net assets (1.25% for mortality and expense risks and 0.15% for administrative expenses) plus an additional 0.10%, which is used to represent the $50 annual Account Fee based on an assumed Contract value of $50,000. The actual impact of the Account Fee may be greater or less than 0.10%, depending upon the value of your Contract.



                                                                                                      EXAMPLES:
                                                      TOTAL ANNUAL   TOTAL ANNUAL     TOTAL         TOTAL EXPENSES
                                                       INSURANCE        SERIES        ANNUAL            AT END
FUND                                                    CHARGES        EXPENSES      EXPENSES     1 YEAR    10 YEARS
----                                                  ------------   ------------   ----------   --------   ---------
Bond Series                                              1.50%          0.72%         2.22%      $           $
Capital Appreciation Series                              1.50%          0.76%         2.26%      $           $
Capital Opportunities Series                             1.50%          0.84%         2.34%      $           $
Emerging Growth Series                                   1.50%          0.75%         2.25%      $           $
Emerging Markets Equity Series                           1.50%          1.60%         3.10%      $           $
Equity Income Series                                     1.50%          1.01%         2.51%      $           $
Global Asset Allocation Series                           1.50%          0.89%         2.39%      $           $
Global Governments Series                                1.50%          0.90%         2.40%      $           $
Global Growth Series                                     1.50%          1.01%         2.51%      $           $
Global Total Return Series                               1.50%          0.89%         2.39%      $           $
Government Securities Series                             1.50%          0.61%         2.11%      $           $
High Yield Series                                        1.50%          0.83%         2.33%      $           $
International Growth Series                              1.50%          1.23%         2.73%      $           $
International Growth and Income Series                   1.50%          1.16%         2.66%      $           $
Managed Sectors Series                                   1.50%          0.79%         2.29%      $           $
Massachusetts Investors Growth Stock Series              1.50%          0.83%         2.33%      $           $
Massachusetts Investors Trust Series                     1.50%          0.59%         2.09%      $           $
Money Market Series                                      1.50%          0.57%         2.07%      $           $
New Discovery Series                                     1.50%          1.06%         2.56%      $           $
Research Series                                          1.50%          0.75%         2.25%      $           $
Research Growth and Income Series                        1.50%          0.86%         2.36%      $           $
Research International Series                            1.50%          1.50%         3.00%      $           $
Science and Technology Series                            1.50%           [ ]%          [ ]%      $           $
Strategic Growth Series                                  1.50%          1.00%         2.50%      $           $
Strategic Income Series                                  1.50%          1.08%         2.58%      $           $
Total Return Series                                      1.50%          0.69%         2.19%      $           $
Utilities Series                                         1.50%          0.61%         2.31%      $           $



      If your initial purchase payment is $1,000,000 or more, we will reduce your insurance charges, during the Accumulation Phase, by 0.25%.


      For more detailed information about Contract fees and expenses, please refer to the fee table and discussion of Contract charges contained in the full Prospectus which accompanies this Profile.


      6. TAXES


      Under current federal tax laws, your earnings are not taxed until you take them out of your Contract. If you take money out, earnings come out first and are taxed as income. If your Contract is funded with pre-tax or tax deductible dollars (such as with a pension or IRA contribution) -- we call this a Qualified Contract -- your entire withdrawal will be taxable. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the earnings. Annuity payments during the Income Phase are considered in part a return of your original investment. That portion of each payment is not taxable, except under a Qualified Contract, in which case the entire payment will be taxable. In all cases, you should consult with your tax adviser for specific tax information.

      Different laws apply if your Contract is issued in Puerto Rico. Under the tax laws of Puerto Rico, when an annuity payment is made under your Contract, your annuitant or any other payee is required to include as gross income the portion of each annuity payment equal to 3% of the aggregate purchase payments you made under the Contract. The amount if any, in excess of the included amount is excluded from gross income. After an amount equal to the aggregate amount excluded from gross income has been received, all of the annuity payments are considered to be taxable income.

      You should consult with your tax adviser for specific tax information.

      7. ACCESS TO YOUR MONEY



      You can withdraw or transfer money from your Contract at any time during the Accumulation Phase without the imposition of the withdrawal charge. Futhermore, no withdrawal charge is imposed upon annuitization. However, amounts you withdraw, transfer or annuitize from the Fixed Account before your Guarantee Period has ended may be subject to a Market Value Adjustment.



      8. PERFORMANCE


      If you invest in one or more Sub-Accounts, the value of your Contract will increase or decrease depending upon the investment performance of the Funds you choose. The Sub-Accounts have not been in operation for a full calendar year; therefore no performance information is provided in this Profile.


      9. DEATH BENEFIT


      If you die before the Contract reaches the Income Phase, the beneficiary will receive a death benefit. To calculate the death benefit, we use a "Death Benefit Date," which is the earliest date we have both due proof of death and a written request specifying the manner of payment.

BASIC DEATH BENEFIT

      If you were 85 or younger when we issued your Contract, the death benefit is the greatest of:

      (1) the value of the Contract on the Death Benefit Date;

      (2) the amount we would pay in the event of a full surrender of the Contract on the Death Benefit Date; and

      (3) your total purchase payments (adjusted for partial withdrawals) calculated as of the Death Benefit Date.

      If you were 86 or older when we issued your Contract, the death benefit is equal to the amount set forth in (2) above. Because this amount will reflect any applicable withdrawal charges and Market Value Adjustment, it may be less than your Account value.

OPTIONAL DEATH BENEFIT RIDERS

      Subject to availability in your state, if you are 79 or younger when we issue your Contract, you may enhance this basic death benefit by electing one or more of the following optional death benefit riders: the Maximum Anniversary Account Value Rider, the 5% Premium Roll-Up Rider, andthe Earnings Enhancement Rider.

    MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER

    If you elect the Maximum Anniversary Account Value Rider, the death benefit is the greater of:

    - any death benefit amounts payable under (1), (2) or (3) above, or

    - your highest Contract value on any Account Anniversary before your 81st birthday, adjusted for any subsequent purchase payments, partial withdrawals, and charges made between that Account Anniversary and the Death Benefit Date.

    5% PREMIUM ROLL-UP RIDER

    If you elect the 5% Premium Roll-Up Rider, the death benefit is

    - the greatest of any death benefit amounts payable under (1), (2) or
      (3) above or

    - the sum of your total purchase payment plus interest accruals, adjusted for partial withdrawals.

      Under this rider, interest accrues at 5% per year on purchase payments and transfers to the Variable Account while they remain in the Variable Account. The 5% accruals will continue until the earlier of:

    - first day of the month following your 80th birthday or

    - the day the death benefit amount under this rider equals twice the total of the purchase payments and transferred amounts adjusted for withdrawals.

    EARNINGS ENHANCEMENT RIDER

    If you elect the Earnings Enhancement Rider and you are 69 or younger when we issue your Contract, the death benefit is:

    - the greatest of any death benefit amounts payable under (1), (2) or (3) above plus

    - 40% of the lesser of your net purchase payments or your Account Value minus net purchase payments, calculated as of the Death Benefit Date.

      If you elect the Earnings Enhancement Rider, and you are between the ages of 70 and 79 when we issue your Contract, the death benefit is:

    - the greatest of any death benefit amounts payable under (1), (2) or
      (3) above plus

    - 25% of the lesser of your net purchase payment or your Account Value minus net purchase payments, calculated as of the Death Benefit Date.

      Net Purchase Payments under this rider will be adjusted for all partial withdrawals as described in "Calculating the Death Benefit."

    SELECTING MULTIPLE DEATH BENEFIT RIDERS

    If you elect more than one death benefit rider, the death benefit will be calculated as follows:

    1)  MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH 5% PREMIUM ROLL-UP
       RIDER: The death benefit will equal the greater of the death benefit under the Maximum Anniversary Account Value Rider or the death benefit under the 5% Premium Roll-Up Rider.

    2) MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH EARNINGS ENHANCEMENT RIDER: The death benefit will equal the death benefit under the Maximum Anniversary Account Value Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the Account Value before the application of the Maximum Anniversary Account Rider.

    3) EARNINGS ENHANCEMENT RIDER COMBINED WITH 5% PREMIUM ROLL-UP RIDER: The death benefit will equal the death benefit under the 5% Premium Roll-Up Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the Account Value before the application of the 5% Premium Roll-Up Rider.

    4) MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH BOTH THE 5% PREMIUM ROLL-UP RIDER AND THE EARNINGS ENHANCEMENT RIDER: The death benefit will equal the greater of the death benefit under the Maximum Anniversary Account Value Rider or the death benefit under the 5% Premium Roll-Up Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the Account Value before the application of the 5% Premium Roll-Up Rider or the Maximum Anniversary Account Value Rider.

      If your spouse is the sole beneficiary, your spouse may elect to continue the Contract. The death benefit amount described above will be your new account value as of the Death Benefit Date. For purposes of calculating future death benefits, your spouse's age and the original issue date will be used to determine applicable expense and death benefit amounts.

      10. OTHER INFORMATION



      FREE LOOK. Depending upon applicable state or federal law, if you cancel your Contract within 10 days after receiving it we will send you the value of your Contract as of the day we received your cancellation request (this may be more or less than the original purchase payment) and we will not deduct a withdrawal charge. However, based upon applicable state or federal law, we will refund the full amount of any purchase payment(s) we receive and the "free look" period may be greater than 10 days.


      NO PROBATE. In most cases, when you die, the beneficiary will receive the death benefit without going through probate. However, avoiding probate does not mean that the beneficiary will not have a tax liability as a result of receiving the death benefit.

      WHO SHOULD PURCHASE A CONTRACT? The Contract is designed for those seeking long-term tax deferred accumulation of assets and annuity features, generally for retirement or other long-term investment purposes. The tax-deferred feature is most attractive to purchasers in high federal and state income tax brackets. You should note that qualified retirement investments automatically provide tax deferral regardless of whether or not the underlying contract is an annuity. You should not buy a Contract if you are looking for a short-term investment or if you do not wish to risk a decrease in the value of your investment.

      CONFIRMATIONS AND QUARTERLY STATEMENTS. You will receive a confirmation or an acknowledgment of transactions within your Contract, except for those transactions which are part of an automated program, such as Dollar-Cost Averaging, Asset Allocation, Systematic Withdrawal and/or Portfolio Rebalancing. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your Account values at the end of that period.

      ADDITIONAL FEATURES. The Contract offers the following additional convenient features, which you may choose at no extra charge. These features may be started or discontinued at any time by either you or the Company with at least 30 days notice.

      DOLLAR-COST AVERAGING -- This program lets you invest gradually in up to 12 Sub-Accounts.

      ASSET ALLOCATION -- This program rebalances your Account balance based on the terms of the program. Different asset allocation models may be available over the lifetime of the Contract; however, only one program can be in effect at any one time.

      SYSTEMATIC WITHDRAWAL AND INTEREST OUT PROGRAMS -- These programs allow you to receive monthly, quarterly, semi-annual or annual payments during the Accumulation Phase.


      PORTFOLIO REBALANCING PROGRAM -- Under this program, we automatically reallocate your investments in the Sub-Accounts to maintain the proportions you select. You can elect rebalancing on a quarterly, semi-annual or annual basis.



      11. INQUIRIES


      If you would like more information about buying a Contract, please contact your broker or registered representative. If you have any other questions, please contact us at:

     SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
     C/O RETIREMENT PRODUCTS AND SERVICES
     P.O. BOX 1024
     BOSTON, MASSACHUSETTS 02103
     TELEPHONE: TOLL FREE (800) 752-7215

                                                                      PROSPECTUS
                                                                   JUNE __, 2000


                               MFS REGATTA ACCESS


      Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F offer the flexible payment deferred annuity contracts and certificates described in this Prospectus to groups and individuals.


      You may choose among 27 variable investment options and a range of fixed options. The variable options are Sub-Accounts in the Variable Account. Each Sub-Account invests in one of the following series of the MFS/Sun Life Series Trust (the "Series Fund"), a mutual fund advised by our affiliate, Massachusetts Financial Services Company:



Bond Series                                         International Growth and Income Series
Capital Appreciation Series                         Managed Sectors Series
Capital Opportunities Series                        Massachusetts Investors Growth Stock Series
Emerging Growth Series                              Massachusetts Investors Trust Series
Emerging Markets Equity Series                      Money Market Series
Equity Income Series                                New Discovery Series
Global Asset Allocation Series                      Research Series
Global Governments Series                           Research Growth and Income Series
Global Growth Series                                Research International Series
Global Total Return Series                          Science and Technology Series
Government Securities Series                        Strategic Growth Series
High Yield Series                                   Strategic Income Series
International Growth Series                         Total Return Series
                                                    Utilities Series


      The fixed account options are available for specified time periods, called Guarantee Periods, and pay interest at a guaranteed rate for each period.

      THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE SERIES FUND. PLEASE READ THIS PROSPECTUS AND THE SERIES FUND PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP THEM FOR FUTURE REFERENCE. THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CONTRACTS AND THE SERIES FUND.

      We have filed a Statement of Additional Information dated June __, 2000 (the "SAI") with the Securities and Exchange Commission (the "SEC"), which is incorporated by reference in this Prospectus. The table of contents for the SAI is on page [ ] of this Prospectus. You may obtain a copy without charge by writing to us at the address shown below (which we sometimes refer to as our "Annuity Mailing Address") or by telephoning (800) 752-7215. In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.

THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ANY REFERENCE IN THIS PROSPECTUS TO RECEIPT BY US MEANS RECEIPT AT THE FOLLOWING
ADDRESS:

     SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
     C/O RETIREMENT PRODUCTS AND SERVICES
     P.O. BOX 1024
     BOSTON, MASSACHUSETTS 02103

                               TABLE OF CONTENTS


                                                                PAGE
Special Terms                                                        4
Expense Summary                                                      4
Summary of Contract Expenses                                         4
Underlying Fund Annual Expenses                                      5
Examples                                                             6
The Annuity Contract                                                 7
Communicating To Us About Your Contract                              7
Sun Life Assurance Company of Canada (U.S.)                          8
The Variable Account                                                 8
Variable Account Options: The Funds                                  8
The Fixed Account                                                   10
The Fixed Account Options: The Guarantee Periods                    11
The Accumulation Phase                                              11
    Issuing Your Contract                                           11
    Amount and Frequency of Purchase Payments                       12
    Allocation of Net Purchase Payments                             12
    Your Account                                                    12
    Your Account Value                                              12
    Variable Account Value                                          12
    Fixed Account Value                                             13
    Transfer Privilege                                              14
    Waivers; Reduced Charges; Bonus Guaranteed Interest
     Rates                                                          15
    Optional Programs                                               15
Withdrawals and Market Value Adjustment                             17
    Cash Withdrawals                                                17
    Market Value Adjustment                                         18
Contract Charges                                                    19
    Account Fee                                                     19
    Administrative Expense Charge                                   19
    Mortality and Expense Risk Charge                               19
    Charge for Optional Death Benefit Riders                        20
    Premium Taxes                                                   20
    Fund Expenses                                                   20
    Modification in the Case of Group Contracts                     20
Death Benefit                                                       20
    Amount of Death Benefit                                         20
    The Basic Death Benefit                                         21
    Optional Death Benefit Riders                                   21
    Spousal Continuance                                             22
    Calculating the Death Benefit                                   23
    Method of Paying Death Benefit                                  23
    Non-Qualified Contracts                                         23
    Selection and Change of Beneficiary                             24
    Payment of Death Benefit                                        24
    Due Proof of Death                                              24
The Income Phase -- Annuity Provisions                              24
    Selection of the Annuitant or Co-Annuitant                      24
    Selection of the Annuity Commencement Date                      25
    Annuity Options                                                 25
    Selection of Annuity Option                                     26
    Amount of Annuity Payments                                      26
    Exchange of Variable Annuity Units                              27
    Account Fee                                                     27
    Annuity Payment Rates                                           27
    Annuity Options as Method of Payment for Death Benefit          28
Other Contract Provisions                                           28
    Exercise of Contract Rights                                     28

    Change of Ownership                                             28
    Voting of Fund Shares                                           29
    Periodic Reports                                                29
    Substitution of Securities                                      30
    Change in Operation of Variable Account                         30
    Splitting Units                                                 30
    Modification                                                    30
    Discontinuance of New Participants                              31
    Reservation of Rights                                           31
    Right to Return                                                 31
Tax Considerations                                                  31
    U.S. Federal Tax Considerations                                 31
        DEDUCTIBILITY OF PURCHASE PAYMENTS                          32
        PRE-DISTRIBUTION TAXATION OF CONTRACTS                      32
        DISTRIBUTIONS AND WITHDRAWALS FROM NON-QUALIFIED
        CONTRACTS                                                   32
        DISTRIBUTION AND WITHDRAWALS FROM QUALIFIED
        CONTRACTS                                                   32
        WITHHOLDING                                                 33
        INVESTMENT DIVERSIFICATION AND CONTROL                      33
        TAX TREATMENT OF THE COMPANY AND THE VARIABLE
        ACCOUNT                                                     33
        QUALIFIED RETIREMENT PLANS                                  33
        PENSION AND PROFIT-SHARING PLANS                            34
        TAX-SHELTERED ANNUITIES                                     34
        INDIVIDUAL RETIREMENT ACCOUNTS                              34
        ROTH IRAS                                                   34
    Puerto Rico Tax Considerations                                  35
Administration of the Contracts                                     35
Distribution of the Contracts                                       35
Performance Information                                             36
Available Information                                               37
Incorporation of Certain Documents by Reference                     37
Additional Information About the Company                            38
    Business of the Company
    Selected Financial Data
    Management's Discussion and Analysis of Financial
     Condition and Results of Operations
    Capital Resources
    Demutualization
    Year 2000 Compliance
    Sale of Subsidiary
    Quantitative and Qualitative Disclosures About Market
     Risk
    Reinsurance                                                     38
    Reserves                                                        38
    Investments                                                     38
    Competition                                                     38
    Employees                                                       38
    Properties                                                      39
    State Regulation                                                39
Legal Proceedings                                                   39
Accountants                                                         40
Financial Statements                                                40
Table of Contents of Statement of Additional Information            41
Appendix A -- Glossary                                              43
Appendix B -- Market Value Adjustment                               46
Appendix C -- Calculation of Basic Death Benefit                    48
Appendix D -- Calculation of Earnings Enhancement Optional
 Death Benefit Rider                                                49
Appendix E -- Calculation of Death Benefit When All Three
 Riders are Selected                                                50

                                 SPECIAL TERMS

      Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

                                EXPENSE SUMMARY

      The purpose of the following table is to help you understand the costs and expenses that you will bear directly and indirectly under a Contract WHEN YOU ALLOCATE MONEY TO THE VARIABLE ACCOUNT. The table reflects expenses of the Variable Account as well as of each Fund. The table should be considered together with the narrative provided under the heading "Contract Charges" in this Prospectus, and with the Funds' prospectus(es). In addition to the expenses listed below, we may deduct premium taxes, where required by state law.

                          SUMMARY OF CONTRACT EXPENSES


TRANSACTION EXPENSES
Sales Load Imposed on Purchase Payments.....................   $  0
Transfer Fee (1)............................................   $  0
ANNUAL ACCOUNT FEE per Contract or Certificate (2)             $ 50
VARIABLE ACCOUNT ANNUAL EXPENSES (as a percentage of average
  Variable Account assets)



FOR CONTRACTS WITH AN INITIAL                      FOR CONTRACTS WITH AN INITIAL
PURCHASE PAYMENT                                   PURCHASE PAYMENT
LESS THAN $1,000,000                               OF $1,000,000 OR MORE
Mortality and Expense Risks Charge....  1.25%      Mortality and Expense Risks Charge....  1.00%
Administrative Expenses Charge........  0.15%      Administrative Expenses Charge........  0.15%
                                        =====                                              =====
Total Variable Annuity Annual                      Total Variable Annuity Annual
Expenses (3)..........................  1.40%      Expenses (3)..........................  1.15%


------------------------


(1) A Market Value Adjustment may be imposed on amounts transferred from or within the Fixed Account. We reserve the right to impose up to $15 per transfer.



(2) The Annual Account Fee will not exceed $50.



(3) An additional charge will apply during the Accumulation Phase if you elect one or more of the optional death benefit riders. See "Charge for Optional Death Benefit Riders."

                      UNDERLYING FUND ANNUAL EXPENSES (1)
                      (AS A PERCENTAGE OF FUND NET ASSETS)


                                                                  OTHER             TOTAL ANNUAL FUND
                                            MANAGEMENT      FUND EXPENSES(2)            EXPENSES
FUND                                           FEES       (AFTER REIMBURSEMENT)   (AFTER REIMBURSEMENT)
----                                        -----------   ---------------------   ---------------------
Bond Series...............................      0.60%             0.12%                   0.72%
Capital Appreciation Series...............      0.71%             0.05%                   0.76%
Capital Opportunities Series..............      0.75%             0.09%                   0.84%
Emerging Growth Series....................      0.70%             0.05%                   0.75%
Emerging Markets Equity Series............      1.25%             0.35%                   1.60%
Equity Income Series......................      0.75%             0.26%                   1.01%
Global Asset Allocation Series............      0.75%             0.14%                   0.89%
Global Governments Series.................      0.75%             0.15%                   0.90%
Global Growth Series......................      0.90%             0.11%                   1.01%
Global Total Return Series................      0.75%             0.14%                   0.89%
Government Securities Series..............      0.55%             0.06%                   0.61%
High Yield Series.........................      0.75%             0.08%                   0.83%
International Growth Series...............      0.98%             0.25%                   1.23%
International Growth and Income Series....      0.98%             0.18%                   1.16%
Managed Sectors Series....................      0.73%             0.06%                   0.79%
Massachusetts Investors Growth Stock
 Series...................................      0.75%             0.08%                   0.83%
Massachusetts Investors Trust Series......      0.55%             0.04%                   0.59%
Money Market Series.......................      0.50%             0.07%                   0.57%
New Discovery Series......................      0.90%             0.16%                   1.06%
Research Series...........................      0.70%             0.05%                   0.75%
Research Growth and Income Series.........      0.75%             0.11%                   0.86%
Research International Series.............      1.00%             0.50%                   1.50%
Science and Technology Series.............       [ ]%              [ ]%                    [ ]%
Strategic Growth Series(3)................      0.75%             0.25%                   1.00%
Strategic Income Series...................      0.75%             0.33%                   1.08%
Total Return Series.......................      0.65%             0.04%                   0.69%
Utilities Series..........................      0.75%             0.06%                   0.81%


--------------------------

(1) The information relating to Fund expenses was provided by the Funds and we have not independently verified it. You should consult the Fund prospectus(es) for more information about Fund expenses.


(2) Each Fund has an expense offset arrangement which reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent, and may enter into such other arrangements and directed brokerage arrangements (which would also have the effect of reducing the Fund's expenses). Any such fee reductions are not reflected in the table. Had these fees been taken into account, "Total Fund Expenses" would be as follows:



Bonds Series................................................  0.71%
Capital Appreciation Series.................................  0.75%
Capital Opportunities Series................................  0.83%
Equity Income Series........................................  1.00%
Global Asset Allocation Series..............................  0.88%
Global Growth Series........................................  1.00%
High Yield Series...........................................  0.82%
New Discovery Series........................................  1.05%
Research Growth and Income Series...........................  0.85%
Strategic Income Series.....................................  1.03%
Utilities Series............................................  0.80%



(3) The investment adviser has agreed to bear the expenses of the Strategic Growth Series such that "Other Expenses," after taking into account the expense offset arrangement described in the previous paragraph, do not exceed 0.25% annually. This arrangement will continue until at least May 1, 2001, unless changed with the consent of the Series Fund's Board of Directors; provided, however, that this arrangement will terminate prior to May 1, 2001 in the event that the Strategic Growth Series' "Other Expenses" equal or fall below 0.25% annually.



   Without taking into account the fee waiver and/or expense reimbursement, the Strategic Growth Series' Other Expenses and Total Fund Expenses would be estimated to be 2.90% and 3.65%, respectively.

                                    EXAMPLES

      If you surrender your Contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:


                                                               1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                              --------   --------   --------   --------
Bond Series.................................................
Capital Appreciation Series.................................
Capital Opportunities Series................................
Emerging Growth Series......................................
Emerging Markets Equity Series..............................
Equity Income Series........................................
Global Asset Allocation Series..............................
Global Governments Series...................................
Global Growth Series........................................
Global Total Return Series..................................
Government Securities Series................................
High Yield Series...........................................
International Growth Series.................................
International Growth and Income Series......................
Managed Sectors Series......................................
Massachusetts Investors Growth Stock Series.................
Massachusetts Investors Trust Series........................
Money Market Series.........................................
New Discovery Series........................................
Research Series.............................................
Research Growth and Income Series...........................
Research International Series...............................
Science and Technology Series...............................
Strategic Growth Series.....................................
Strategic Income Series.....................................
Total Return Series.........................................
Utilities Series............................................


      If you do NOT surrender your Contract, or if you annuitize at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:


                                                               1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                              --------   --------   --------   --------
Bond Series.................................................
Capital Appreciation Series.................................
Capital Opportunities Series................................
Emerging Growth Series......................................
Emerging Markets Equity Series..............................
Equity Income Series........................................
Global Asset Allocation Series..............................
Global Governments Series...................................
Global Growth Series........................................
Global Total Return Series..................................
Government Securities Series................................
High Yield Series...........................................
International Growth Series.................................
International Growth and Income Series......................
Managed Sectors Series......................................
Massachusetts Investors Growth Stock Series.................
Massachusetts Investors Trust Series........................
Money Market Series.........................................
New Discovery Series........................................
Research Series.............................................
Research Growth and Income Series...........................
Research International Series...............................
Science and Technology Series...............................
Strategic Growth Income.....................................
Strategic Income Series.....................................
Total Return Series.........................................
Utilities Series............................................

      THE EXAMPLES SHOULD NOT BE CONSIDERED TO BE REPRESENTATIONS OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LOWER THAN THOSE SHOWN.

                              THE ANNUITY CONTRACT

      Sun Life Assurance Company of Canada (U.S.) (the "Company", "we" or "us") and Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") offer the Contracts to groups and individuals for use in connection with their retirement plans. The Contracts are available on a group basis and, in certain states, may be available on an individual basis. We issue an Individual Contract directly to the individual owner of the Contract. We issue a Group Contract to the Owner covering all individuals participating under the Group Contract; each individual receives a Certificate that evidences his or her participation under the Group Contract.

      In this Prospectus, unless we state otherwise, we refer to both the owners of Individual Contracts and participating individuals under Group Contracts as "Participants" and we address all Participants as "you"; we use the term "Contracts" to include Individual Contracts, Group Contracts, and Certificates issued under Group Contracts. For the purpose of determining benefits under both Individual Contracts and Group Contracts, we establish an Account for each Participant, which we will refer to as "your" Account or a "Participant Account."

      Your Contract provides a number of important benefits for your retirement planning. It has an Accumulation Phase, during which you make payments under the Contract and allocate them to one or more Variable Account or Fixed Account options, and an Income Phase, during which we make payments based on the amount you have accumulated. Your Contract provides tax deferral, so that you do not pay taxes on your earnings under your Contract until you withdraw them. It provides a death benefit if you die during the Accumulation Phase. Finally, if you so elect, during the Income Phase we will make annuity payments to you or someone else for life or for another period that you choose.

      You choose these benefits on a variable or fixed basis or a combination of both. When you choose variable investment options or a Variable Annuity option, your benefits will be responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from different types of investments. With these options, you assume all investment risk under the Contract. When you choose a Guarantee Period in our Fixed Account or a Fixed Annuity option, we assume the investment risk, except in the case of early withdrawals in the Accumulation Phase, where you bear the risk of unfavorable interest rate changes. You also bear the risk that the interest rates we will offer in the future and the rates we will use in determining your Fixed Annuity might not exceed our minimum guaranteed rate, which is 3% per year during the Accumulation Phase and 2.5% per year during the Income Phase, compounded annually. For certain Contracts issued pursuant to an exchange program approved by the SEC, the minimum guaranteed rate may be higher to correspond to the guaranteed rate on the exchanged contract.

      The Contracts are designed for use in connection with retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contracts are also designed so that they may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as "Qualified Contracts," and all others as "Non-Qualified Contracts."

                    COMMUNICATING TO US ABOUT YOUR CONTRACT

      All materials sent to us, including Purchase Payments, must be sent to our Annuity Mailing Address set forth on the first page of this Prospectus. For all telephone communications, you must call (800) 752-7215.


      Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our Annuity Mailing Address. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests, and transfer instructions to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after 4:00 p.m., Eastern Time.


      When we specify that notice to us must be in writing, we reserve the right, in our sole discretion, to accept notice in another form.

                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

      We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We do business in 48 states, the District of Columbia, and Puerto Rico, and we have an insurance company subsidiary that does business in New York. Our Executive Office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

      We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) is a mutual life insurance company incorporated pursuant to Act of Parliament of Canada in 1865 and currently transacts business in all of the Canadian provinces and territories, all U.S. states (except New York), the District of Columbia, Puerto Rico, the Virgin Islands, Great Britain, Ireland, Hong Kong, Bermuda, the Philippines, Indonesia, and the People's Republic of China.

                              THE VARIABLE ACCOUNT

      We established the Variable Account as a separate account on July 13, 1989, pursuant to a resolution of our Board of Directors. Under Delaware insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contracts described in this Prospectus and other variable annuity contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct, all obligations arising under the Contracts, including the promise to make annuity payments, are general corporate obligations of the Company.


      The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific series of the MFS/Sun Life Series Trust (the "Series Fund"). All amounts allocated to the Variable Account will be used to purchase Series Fund shares as designated by you at their net asset value. Any and all distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional shares at their net asset value. Deductions will be made from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, Contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses and any applicable taxes. The Variable Account will be fully invested in Fund shares at all times.


                           VARIABLE ACCOUNT OPTIONS:
                                   THE FUNDS

      The MFS/Sun Life Series Trust (the "Series Fund") is an open-end management investment company registered under the Investment Company Act of 1940. Our affiliate, Massachusetts Financial Services Company ("MFS"), serves as the investment adviser to the Series Fund.


      The Series Fund is composed of 28 independent portfolios of securities, each of which has separate investment objectives and policies. Shares of the Series Fund are issued in 28 series (which we sometimes refer to in this Prospectus as the "Funds"), each corresponding to one of the portfolios. The Contracts provide for investment by the Sub-Accounts in shares of the 27 Funds described below. Additional portfolios may be added to the Series Fund which may or may not be available for investment by the Variable Account.


     BOND SERIES will primarily seek as high a level of current income as is believed to be consistent with prudent investment risk; its secondary objective is to seek to protect shareholders' capital.

     CAPITAL APPRECIATION SERIES will seek to maximize capital appreciation by investing in securities of all types, with major emphasis on common stocks.

     CAPITAL OPPORTUNITIES SERIES will seek capital appreciation.

     EMERGING GROWTH SERIES will seek long-term growth of capital.

     EMERGING MARKETS EQUITY SERIES will seek capital appreciation.

     EQUITY INCOME SERIES will primarily seek reasonable income by investing mainly in income producing securities; its secondary objective is to seek capital appreciation.

     GLOBAL ASSET ALLOCATION SERIES will seek total return over the long term through investments in equity and fixed income securities and will also seek to have low volatility of share price (i.e., net asset value per share) and reduced risk (compared to an aggressive equity/fixed income portfolio).

     GLOBAL GOVERNMENTS SERIES will seek to provide moderate current income, preservation of capital and growth of capital by investing in debt obligations that are issued or guaranteed as to principal and interest by either (i) the U.S. Government, its agencies, authorities, or instrumentalities, or (ii) the governments of foreign countries (to the extent that the Series' adviser believes that the higher yields available from foreign government securities are sufficient to justify the risks of investing in these securities).

     GLOBAL GROWTH SERIES will seek capital appreciation by investing in securities of companies worldwide growing at rates expected to be well above the growth rate of the overall U.S. economy.

     GLOBAL TOTAL RETURN SERIES will seek total return by investing in securities which will provide above average current income (compared to a portfolio invested entirely in equity securities) and opportunities for long-term growth of capital and income.

     GOVERNMENT SECURITIES SERIES will seek current income and preservation of capital by investing in U.S. Government and U.S. Government-related securities.

     HIGH YIELD SERIES will seek high current income and capital appreciation by investing primarily in certain lower rated or unrated securities (possibly with equity features) of U.S. and foreign issuers (also known as "junk bonds").

     INTERNATIONAL GROWTH SERIES will seek capital appreciation.

     INTERNATIONAL GROWTH AND INCOME SERIES will seek capital appreciation and current income.

     MANAGED SECTORS SERIES will seek capital appreciation by varying the weighting of its portfolio among 13 industry sectors.

     MASSACHUSETTS INVESTORS GROWTH STOCK SERIES will seek to provide long-term growth of capital and future income rather than current income.

     MASSACHUSETTS INVESTORS TRUST SERIES will seek long-term growth of capital and future income while providing more current dividend income than is normally obtainable from a portfolio of only growth stocks.

     MONEY MARKET SERIES will seek maximum current income to the extent consistent with stability of principal by investing exclusively in money market instruments maturing in less than 13 months.

     NEW DISCOVERY SERIES will seek capital appreciation.

     RESEARCH SERIES will seek to provide long-term growth of capital and future income.

     RESEARCH GROWTH AND INCOME SERIES will seek to provide long-term growth of capital, current income and growth of income.

     RESEARCH INTERNATIONAL SERIES will seek capital appreciation.


     [SCIENCE AND TECHNOLOGY SERIES]


     STRATEGIC GROWTH SERIES will seek capital appreciation.

     STRATEGIC INCOME SERIES will seek to provide high current income by investing in fixed income securities and will seek to take advantage of opportunities to realize significant capital appreciation while maintaining a high level of current income.

     TOTAL RETURN SERIES will primarily seek to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential.

     UTILITIES SERIES will seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

      The Funds pays fees to their investment adviser(s) for services rendered pursuant to investment advisory agreements. MFS also serves as investment adviser to each of the funds in the MFS Family of Funds, and to certain other investment companies established by MFS and/or us. MFS Institutional
Advisers, Inc., a wholly-owned subsidiary of MFS, provides investment advice to substantial private clients. MFS and its predecessor organizations have a history of money management dating from 1924. MFS operates as an autonomous organization and the obligation of performance with respect to the investment advisory and underwriting agreements (including supervision of the sub-advisers noted below) is solely that of MFS. We undertake no obligation in this regard.

      MFS may serve as the investment adviser to other mutual funds which have similar investment goals and principal investment policies and risks as the Fund, and which may be managed by a Fund's portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the Fund and these similar products, including differences in sales charges, expense ratios and cash flows.

      The Series Fund also offers its shares to other separate accounts established by the Company and our New York subsidiary in connection with variable annuity and variable life insurance contracts. Although we do not anticipate any disadvantages to this arrangement, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts investing in the Series Fund. A conflict may occur due to differences in tax laws affecting the operations of variable life and variable annuity separate accounts, or some other reason. We and the Series Fund's Board of Trustees will monitor events for such conflicts, and, in the event of a conflict, we will take steps necessary to remedy the conflict, including withdrawal of the Variable Account from participation in the Series which is involved in the conflict or substitution of shares of other Series or other mutual funds.

      MORE COMPREHENSIVE INFORMATION ABOUT THE FUNDS AND THE MANAGEMENT, INVESTMENT OBJECTIVES, POLICIES, RESTRICTIONS, EXPENSES AND POTENTIAL RISKS OF EACH FUND MAY BE FOUND IN THE ACCOMPANYING CURRENT FUND PROSPECTUS(ES). YOU SHOULD READ THE FUND PROSPECTUS(ES) CAREFULLY BEFORE INVESTING. THE STATEMENT OF ADDITIONAL INFORMATION OF THE FUNDS IS AVAILABLE BY CALLING 1-800-752-7215.

                               THE FIXED ACCOUNT

      The Fixed Account is made up of all the general assets of the Company other than those allocated to any separate account. Amounts you allocate to Guarantee Periods become part of the

Fixed Account, and are available to fund the claims of all classes of our customers, including claims for benefits under the Contracts.

      We will invest the assets of the Fixed Account in those assets we choose that are allowed by applicable state insurance laws. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. We intend to invest primarily in investment-grade fixed income securities (i.e., rated by a nationally recognized rating service within the 4 highest grades) or instruments we believe are of comparable quality. We are not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable state insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.

                           THE FIXED ACCOUNT OPTIONS:
                             THE GUARANTEE PERIODS

      You may elect one or more Guarantee Period(s) from those we make available from time to time. We publish Guaranteed Interest Rates for each Guarantee Period offered. We may change the Guaranteed Interest Rates we offer from time to time, but no Guaranteed Interest Rate will ever be less than 3% per year, compounded annually. Also, once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period.

      We determine Guaranteed Interest Rates in our discretion. We do not have a specific formula for establishing the rates for different Guarantee Periods. Our determination will be influenced by the interest rates on fixed income investments in which we may invest amounts allocated to the Guarantee Periods. We will also consider other factors in determining these rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

      We may from time to time in our discretion offer interest rate specials for new Purchase Payments that are higher than the rates we are then offering for renewals or transfers.


      Early withdrawals from your allocation to a Guarantee Period, including cash withdrawals, transfers, and commencement of an annuity option, may be subject to a Market Value Adjustment, which could decrease or increase the value of your Account. See "Withdrawals and Market Value Adjustment."


                             THE ACCUMULATION PHASE

      During the Accumulation Phase of your Contract, you make payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date. The Accumulation Phase will end sooner if you surrender your Contract or die before the Annuity Commencement Date.

ISSUING YOUR CONTRACT

      When you purchase a Contract, a completed Application and the initial Purchase Payment are sent to us for acceptance. When we accept an Individual Contract, we issue the Contract to you. When we accept a Group Contract, we issue the Contract to the Owner; we issue a Certificate to you as a Participant.

      We will credit your initial Purchase Payment to your Account within 2 business days of receiving your completed Application. If your Application is not complete, we will notify you. If we do not have the necessary information to complete the Application within 5 business days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is made complete. Then we will apply the Purchase Payment within 2 business days of when the Application is complete.

AMOUNT AND FREQUENCY OF PURCHASE PAYMENTS


      The amount of Purchase Payments may vary. In general; however, we will not accept an initial Purchase Payment of less than $20,000, and each subsequent Purchase Payment must be at least $1,000, unless we waive these limits. In addition, we will not accept a Purchase Payment if your Account Value is over $2 million, or if the subsequent Purchase Payment would cause your Account Value to exceed $2 million, unless we have approved the Payment in advance. Within these limits, you may make Purchase Payments at any time during the Accumulation Phase.


ALLOCATION OF NET PURCHASE PAYMENTS

      You may allocate your Purchase Payments among the different Sub-Accounts and Guarantee Periods we offer, but any allocation to a Guarantee Period must be at least $1,000. Over the life of your Contract, you may allocate amounts among as many as 18 of the available investment options.

      In your Application, you may specify the percentage of each Purchase Payment to be allocated to each Sub-Account or Guarantee Period. These percentages are called your allocation factors. You may change the allocation factors for future Payments by sending us written notice of the change, as required. We will use your new allocation factors for the first Purchase Payment we receive with or after we have received notice of the change, and for all future Purchase Payments, until we receive another change notice.

      Although it is currently not our practice, we may deduct applicable premium taxes or similar taxes from your Purchase Payments. See "Contract Charges -- Premium Taxes." In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.

YOUR ACCOUNT

      When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

YOUR ACCOUNT VALUE


      Your Account Value is the sum of the value of the 2 components of your
Contract: the Variable Account portion of your Contract ("Variable Account Value") and the Fixed Account portion of your Contract ("Fixed Account Value"). These 2 components are calculated separately, as described below under "Variable Account Value" and "Fixed Account Value."


VARIABLE ACCOUNT VALUE

      VARIABLE ACCUMULATION UNITS

      In order to calculate your Variable Account Value, we use a measure called a Variable Accumulation Unit for each Sub-Account. Your Variable Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Variable Accumulation Units for that Sub-Account times the value of each Unit.

      VARIABLE ACCUMULATION UNIT VALUE

      The value of each Variable Accumulation Unit in a Sub-Account reflects the net investment performance of that Sub-Account. We determine that value once on each day that the New York Stock Exchange is open for trading (a "Business Day"), at the close of trading, which is currently 4:00 p.m., Eastern Time. (The close of trading is determined by the New York Stock Exchange.) We also may determine the value of Variable Accumulation Units of a Sub-Account on days the Exchange is closed if there is enough trading in securities held by that Sub-Account to materially affect the value of the Variable Accumulation Units. Each day we make a valuation is called a "Business Day." The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a Valuation Period. On days other than Business Days, the value of a Variable Accumulation Unit does not change.


      To measure these values, we use a factor -- which we call the Net Investment Factor -- which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the value of a Variable Accumulation Unit for a Sub-Account is equal to the value of that Sub-Account's Variable Accumulation Units at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing
(1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period; we then deduct a factor representing the mortality and expense risk charge and administrative expense charge for each day in the Valuation Period. See "Contract Charges."


      For a hypothetical example of how we calculate the value of a Variable Accumulation Unit, see the Statement of Additional Information.

      CREDITING AND CANCELING VARIABLE ACCUMULATION UNITS

      When we receive an allocation to a Sub-Account either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Units credited or canceled by dividing the dollar amount by the Variable Accumulation Unit value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

FIXED ACCOUNT VALUE

      Your Fixed Account value is the sum of all amounts allocated to Guarantee Periods, either from Net Purchase Payments, transfers or renewals, plus interest credited on those amounts, and minus withdrawals, transfers out of Guarantee Periods, and any deductions for charges under the Contract taken from your Fixed Account Value.

      CREDITING INTEREST

      We credit interest on amounts allocated to a Guarantee Period at the applicable Guaranteed Interest Rate for the duration of the Guarantee Period. The Guarantee Period begins the day we apply your allocation and ends when the number of calendar years (or months if the Guarantee Period is less than one year) in the Guarantee Period (measured from the end of the calendar month in which the amount was allocated to the Guarantee Period) have elapsed. The last day of the Guarantee Period is its Renewal Date. During the Guarantee Period, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis.

      GUARANTEE AMOUNTS

      Each separate allocation you make to a Guarantee Period, together with interest credited thereon, is called a Guarantee Amount. Each Guarantee Amount is treated separately for purposes of determining the Market Value Adjustment. A Guarantee Period that will extend beyond your maximum Annuity Commencement Date will result in an application of a Market Value Adjustment upon annuitization or withdrawals. Each new allocation to a Guarantee Period must be at least $1,000.

      RENEWALS

      We will notify you in writing between 45 and 75 days before the Renewal Date for any Guarantee Amount. A new Guarantee Period of the same duration will begin automatically for that Guarantee Amount on the first day following the Renewal Date, unless before the Renewal Date we receive:

    (1) written notice from you electing a different Guarantee Period from among those we then offer, or

    (2) instructions to transfer the Guarantee Amount to one or more Sub-Accounts, in accordance with the transfer privilege provisions of the Contract (see "Transfer Privilege" below).

      A Guarantee Amount will not renew into a Guarantee Period that will extend beyond your Maximum Annuity Commencement Date. We will automatically renew your Guarantee Amount into the next available Guarantee Period.

      EARLY WITHDRAWALS

      If you withdraw, transfer, or annuitize an allocation to a Guarantee Period 30 days prior to the Renewal Date, we will apply a Market Value Adjustment to the transaction. This could result in an increase or decrease of your Account Value, depending on interest rates at the time. You bear the risk that you will receive less than your principal if the Market Value Adjustment applies.

TRANSFER PRIVILEGE

      PERMITTED TRANSFERS

      During the Accumulation Phase, you may transfer all or part of your Account Value to one or more Sub-Accounts or Guarantee Periods then available, subject to the following restrictions:

      -  You may not make more than 12 transfers in any Account Year;

      - The amount transferred from a Sub-Account must be at least $1,000, unless you are transferring your entire balance in that Sub-Account;

      -  Your Account Value remaining in a Sub-Account must be at least $1,000;

      - The amount transferred from a Guarantee Period must be the entire Guarantee Amount, except for transfers of interest credited during the current Account Year;

      - At least 30 days must elapse between transfers to or from Guarantee Periods;

      - Transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Funds; and

      - We impose additional restrictions on market timers, which are further described below.

      These restrictions do not apply to transfers made under an approved dollar-cost averaging program.


      There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. Transfers out of a Guarantee Period more than 30 days before the Renewal Date or any time after the Renewal Date will be subject to the Market Value Adjustment described below. Under current law, there is no tax liability for transfers.


      REQUESTS FOR TRANSFERS

      You may request transfers in writing or by telephone. The telephone transfer privilege is available automatically, and does not require your written election. We will require personal identifying information to process a request for a transfer made by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine.

      If we receive your transfer request before 4:00 p.m. Eastern Time on a Business Day or prior to the close of the New York Stock Exchange, it will be effective that day. Otherwise, it will be effective the next Business Day.

      MARKET TIMERS

      The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. If you wish to employ such strategies, you should not purchase a Contract. Accordingly, transfers may be subject to restrictions if exercised by a market timing firm or any other third party authorized to initiate transfer transactions on behalf of multiple Participants. In imposing such restrictions, we may, among other things, not accept (1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one Participant, or (2) the transfer instructions of individual Participants who have executed preauthorized transfer forms that are submitted at the same time by market timing firms or other third parties on behalf of more than one Participant. We will not impose these restrictions unless our actions are reasonably intended to prevent the use of such transfers in a manner that will disadvantage or potentially impair the Contract rights of other Participants.

      In addition, the Series Fund has reserved the right to temporarily or permanently refuse exchange requests from the Variable Account if, in MFS' judgment, a Fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. In particular, a pattern of exchanges that coincide with a market timing strategy may be disruptive to a Fund and therefore may be refused. Accordingly, the Variable Account may not be in a position to effectuate transfers and may refuse transfer requests without prior notice. We also reserve the right, for similar reasons, to refuse or delay exchange requests involving transfers to or from the Fixed Account.


WAIVERS; REDUCED CHARGES; BONUS GUARANTEED INTEREST RATES



      We may reduce or waive the annual Account Fee, credit additional amounts, or grant bonus Guaranteed Interest Rates in certain situations. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Participant, sales of large Contracts, and certain group sales, and
(2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements.


OPTIONAL PROGRAMS

      DOLLAR-COST AVERAGING


      Dollar-cost averaging allows you to invest gradually, over time, in up to 12 Sub-Accounts. You may select a dollar-cost averaging program at no extra charge by allocating a minimum of $1,000 to a designated Sub-Account or to a Guarantee Period we make available in connection with the program. Amounts allocated to the Fixed Account under the program will earn interest at a rate declared by the Company for the Guarantee Period you select. Previously applied amounts may not be transferred to a Guarantee Period made available in connection with this program. Each month or quarter, as you select, we will transfer the same amount automatically to one or more Sub-Accounts that you choose, up to a maximum of 12 Sub-Accounts. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program. The final amount transferred from the Fixed Account will include all interest earned.


      No Market Value Adjustment (either positive or negative) will apply to amounts automatically transferred from the Fixed Account under the dollar-cost averaging program. However, if you discontinue or alter the program prior to completion, amounts remaining in the Fixed Account will be transferred to the Money Market Fund investment option under the Contracts, unless you instruct us otherwise, and the Market Value Adjustment will be applied. Any new allocation of a Purchase Payment to the program will be treated as commencing a new dollar-cost averaging program and is subject to the $1,000 minimum.

      The main objective of a dollar-cost averaging program is to minimize the impact of short-term price fluctuations on Account Value. In general, since you transfer the same dollar amount to the variable investment options at set intervals, dollar-cost averaging allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. A dollar-cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar-cost averaging program does not assure a profit or protect against loss in a declining market. We do not allow transfers into any of the Guarantee Periods.

      ASSET ALLOCATION

      One or more asset allocation programs may be available in connection with the Contracts, at no extra charge. Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds, and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.

      Currently, you may select one of three asset allocation models, each of which represents a combination of Sub-Accounts with a different level of risk. The available models are: the conservative asset allocation model, the moderate asset allocation model, and the aggressive asset allocation model. Each model allocates a different percentage of Account Value to Sub-Accounts investing in the various asset classes, with the conservative model allocating the lowest percentage to Sub-Accounts investing in the equity asset class and the aggressive model allocating the highest percentage to the equity asset class. These models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure. Additional programs may be available in the future.

      If you elect an asset allocation program, we will automatically allocate your Purchase Payments among the Sub-Accounts represented in the model you choose. By your election of an asset allocation program, you thereby authorize us to automatically reallocate your investment options that participate in the asset allocation program on a quarterly basis, or as determined by the terms of the Asset Allocation Program, to reflect the current composition of the model you have selected, without further instruction, until we receive notification that you wish to terminate the program, or choose a different model.

      SYSTEMATIC WITHDRAWAL AND INTEREST OUT PROGRAMS

      If you have an Account Value of $10,000 or more, you may select our Systematic Withdrawal Program or our Interest Out Program.

      Under the Systematic Withdrawal Program, you determine the amount and frequency of regular withdrawals you would like to receive from your Fixed Account Value and/or Variable Account Value and we will effect them automatically; a Market Value Adjustment may be applicable upon withdrawal. Under the Interest Out Program, we automatically pay you or reinvest interest credited for all Guarantee Periods you have chosen. The withdrawals under these programs are subject to surrender charges. They may also be included as income and subject to a 10% federal tax penalty. You should consult your adviser before choosing these options.

      You may change or stop either program at any time, by written notice to us.

      PORTFOLIO REBALANCING PROGRAM

      Under the Portfolio Rebalancing Program, we transfer funds among the Sub-Accounts to maintain the percentage allocation you have selected among these Sub-Accounts. At your election, we will make these transfers on a quarterly, semi-annual or annual basis.


      Portfolio Rebalancing does not permit transfers to or from any Guarantee Period.

                    WITHDRAWALS AND MARKET VALUE ADJUSTMENT


CASH WITHDRAWALS

      REQUESTING A WITHDRAWAL

      At any time during the Accumulation Phase, you may withdraw in cash all or any portion of your Account Value. To make a withdrawal, you must send us a written request at our Annuity Mailing Address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to receive.


      We do not deduct any sales charge from your Purchase Payments when they are made, nor do we impose a withdrawal charge (known as a "contingent deferred sales charge") on amounts you withdraw.



      However, all withdrawals from your Fixed Account Value may be subject to a Market Value Adjustment (see "Market Value Adjustment" below). Withdrawals also may have adverse income tax consequences, including a 10% penalty tax. See "Tax Considerations." You should carefully consider these tax consequences before requesting a cash withdrawal.


      FULL WITHDRAWALS


      If you request a full withdrawal, we calculate the amount we will pay you as follows: We start with the total value of your Account at the end of the Valuation Period during which we receive your withdrawal request; we deduct the Account Fee for the Account Year in which the withdrawal is made; and finally, we add or subtract the amount of any Market Value Adjustment applicable to your Fixed Account Value.


      A full withdrawal results in the surrender of your Contract, and cancellation of all rights and privileges under your Contract.

      PARTIAL WITHDRAWALS


      If you request a partial withdrawal, we will pay you the actual amount specified in your request and then adjust the value of your Account by deducting the amount paid, and adding or deducting any Market Value Adjustment applicable to amounts withdrawn from the Fixed Account.


      You may specify the amount you want withdrawn from each Sub-Account and/or Guarantee Amount to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro rata, based on your Account Value at the end of the Valuation Period during which we receive your request.

      If you request a partial withdrawal that would result in your Account Value being reduced to an amount less than the Account Fee for the Account Year in which you make the withdrawal, we will treat it as a request for a full withdrawal.

      TIME OF PAYMENT

      We will pay you the applicable amount of any full or partial withdrawal within 7 days after we receive your withdrawal request, except in cases where we are permitted, and choose, to defer payment under the Investment Company Act of 1940 and applicable state insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:

      - When the New York Stock Exchange is closed (except weekends and holidays) or when trading on the New York Stock Exchange is restricted;

      - When it is not reasonably practical to dispose of securities held by the Series Fund or to determine the value of the net assets of the Series Fund, because an emergency exists; or

      - When an SEC order permits us to defer payment for the protection of Participants.

      We also may defer payment of amounts you withdraw from the Fixed Account for up to 6 months from the date we receive your withdrawal request. We do not pay interest on the amount of any payments we defer.

      WITHDRAWAL RESTRICTIONS FOR QUALIFIED PLANS

      If your Contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on cash withdrawals.


      Special restrictions apply to withdrawals from Contracts used for
Section 403(b) annuities. See "Tax Considerations -- Tax-Sheltered Annuities."



      When you make a withdrawal, we consider the oldest Purchase Payment that you have not already withdrawn to be withdrawn first, then the second oldest Purchase Payments, and so forth. Once all Purchase Payments are withdrawn, the balance withdrawn is considered to be accumulated value.


MARKET VALUE ADJUSTMENT

      We will apply a Market Value Adjustment if you withdraw or transfer amounts from your Fixed Account Value more than 30 days before the end of the applicable Guarantee Period. For this purpose, using Fixed Account Value to provide an annuity is considered a withdrawal, and the Market Value Adjustment will apply. However, we will not apply the Market Value Adjustment to automatic transfers to a Sub-Account from a Guarantee Period as part of our dollar-cost averaging program.

      We apply the Market Value Adjustment separately to each Guarantee Amount in the Fixed Account, that is to each separate allocation you have made to a Guarantee Period together with interest credited on that allocation. However, we do not apply the adjustment to the amount of interest credited during your current Account Year. Any withdrawal from a Guarantee Amount is attributed first to such interest.

      A Market Value Adjustment may decrease, increase or have no effect on your Account Value. This will depend on changes in interest rates since you made your allocation to the Guarantee Period and the length of time remaining in the Guarantee Period. In general, if the Guaranteed Interest Rate we currently declare for Guarantee Periods equal to the balance of your Guarantee Period (or your entire Guarantee Period for Guarantee Periods of less than one year) is higher than your Guaranteed Interest Rate, the Market Value Adjustment is likely to decrease your Account Value. If our current Guaranteed Interest Rate is lower, the Market Value Adjustment is likely to increase your Account Value.

      We determine the amount of the Market Value Adjustment by multiplying the amount that is subject to the adjustment by the following formula:

                  N/12
    1 + I
  ( --------  )             -1
    1 + J + b

where:

      I is the Guaranteed Interest Rate applicable to the Guarantee Amount from which you withdraw, transfer or annuitize;

      J is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for Guarantee Periods equal to the length of time remaining in the Guarantee Period applicable to your Guarantee Amount, rounded to the next higher number of complete years, for Guarantee Periods of one year or more. For any Guarantee Periods of less than one year, J is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for a Guarantee Period of the same length as your Guarantee Period. If, at that time, we do not offer the applicable Guarantee Period we will use an interest rate determined by straight-line interpolation of the Guaranteed Interest Rates for the Guarantee Periods we do offer;

      N is the number of complete months remaining in your Guarantee Period; and b is a factor that currently is 0%, but that in the future we may increase to up to 0.25%. Any increase would be applicable only to Participants who purchase their Contracts after the date of that increase.

      We will apply the Market Value Adjustment to the amount being withdrawn after deduction of any Account Fee, if applicable, but before we impose any withdrawal charge on the amount withdrawn.

      For examples of how we calculate the Market Value Adjustment, see Appendix B.

      No Market Value Adjustment will apply to Contracts issued in the states of California, Maryland, Oregon, Texas and Washington.

                                CONTRACT CHARGES

ACCOUNT FEE


      During the Accumulation Phase of your Contract, we will deduct from your Account an annual Account Fee of $50 to help cover the administrative expenses we incur related to the issuance of Contracts and the maintenance of Accounts. We deduct the Account Fee on each Account Anniversary. The annual Account Fee will never exceed $50. We deduct the Account Fee pro rata from each Sub-Account and each Guarantee Period, based on the allocation of your Account Value on your Account Anniversary.


      We will not charge the Account Fee if:

      (1) your Account has been allocated only to the Fixed Account during the applicable Account Year; or


      (2)  your Account Value is $100,000 or more on your Account Anniversary.


      If you make a full withdrawal of your Account, we will deduct the full amount of the Account Fee at the time of the withdrawal. In addition, on the Annuity Commencement Date we will deduct a pro rata portion of the Account Fee to reflect the time elapsed between the last Account Anniversary and the day before the Annuity Commencement Date.


      After the Annuity Commencement Date, we will deduct an annual Account Fee of $50 in the aggregate in equal amounts from each Variable Annuity payment we make during the year. We do not deduct any fee from Fixed Annuity payments.


ADMINISTRATIVE EXPENSE CHARGE


      We deduct an administrative expense charge from the assets of the Variable Account at an annual effective rate equal to 0.15% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse expenses we incur in administering the Contracts, the Accounts and the Variable Account that are not covered by the annual Account Fee.


MORTALITY AND EXPENSE RISK CHARGE


      During both the Accumulation Phase and the Income Phase, we deduct a mortality and expense risk charge from the assets of the Variable Account at an effective annual rate equal to 1.25%, if your initial Purchase Payment was less than $1,000,000, or 1.00% if your initial Purchase Payment was $1,000,000 or more. The mortality risk we assume arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live. This obligation assures each Annuitant that neither the longevity of fellow Annuitants nor an improvement in life expectancy generally will have an adverse effect on the amount of any annuity payment received under the Contract. The mortality risk also arises from our contractual obligation to pay a death benefit upon the death of the Participant prior to the Annuity Commencement Date. The expense risk we assume is the risk that the Account Fee and administrative expense charge we assess under the Contracts may be insufficient to cover the actual total administrative expenses we incur. If the amount of the charge is insufficient to cover the mortality and expense risks, we will bear the loss. If the amount of the charge is more than sufficient to cover the risks, we will make a profit on the charge. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contracts.


CHARGES FOR OPTIONAL DEATH BENEFIT RIDERS


      If you elect an optional death benefit rider during the Accumulation Phase, we will deduct a charge from the assets of the Variable Account based upon the number of optional death benefits riders you elect, as follows:


NUMBER OF      % OF
RIDERS YOU    AVERAGE
  ELECT     DAILY VALUE
----------  -----------
    1         0.15%
    2         0.25%
    3         0.40%

PREMIUM TAXES

      Some states and local jurisdictions impose a premium tax on us that is equal to a specified percentage of the Purchase Payments you make. In many states there is no premium tax. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a tax adviser to find out if your state imposes a premium tax and the amount of any tax.

      In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

FUND EXPENSES

      There are fees and charges deducted from each Fund. These fees and expenses are described in the Fund prospectus(es) and related Statement of Additional Information.

MODIFICATION IN THE CASE OF GROUP CONTRACTS

      For Group Contracts, we may modify the annual Account Fee, the administrative expense charge and the mortality and expense risk charge upon notice to Owners. However, such modification will apply only with respect to Participant Accounts established after the effective date of the modification.

                                 DEATH BENEFIT

      If the Covered Person dies during the Accumulation Phase, we will pay a death benefit to your Beneficiary, using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on the date of death of the Covered Person, we will pay the death benefit in one sum to your estate. We do not pay a death benefit if the Covered Person dies during the Income Phase. However, the Beneficiary will receive any annuity payments provided under an Annuity Option that is in effect. If your Contract names more than one Covered Person, we will pay the death benefit upon the first death of such Covered Persons.

AMOUNT OF DEATH BENEFIT

      To calculate the amount of the death benefit, we use a "Death Benefit Date." The Death Benefit Date is the date we receive proof of the death of the Covered Person in an acceptable form ("Due Proof of Death") if you have elected a death benefit payment method before the death of the Covered Person and it remains effective. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's

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election within 60 days after we receive Due Proof of Death, we reserve the right to provide a lump sum to your Beneficiary.

      The amount of the death benefit is determined as of the Death Benefit
Date.

THE BASIC DEATH BENEFIT

      In general, if you were 85 or younger on your Contract Date (the date we accepted your first Purchase Payment), the death benefit will be the greatest of the following amounts:

      1. Your Account Value for the Valuation Period during which the Death Benefit Date occurs;

      2. The amount we would pay if you had surrendered your entire Account on the Death Benefit Date;

      3. Your total Purchase Payments (adjusted for partial withdrawals as described in "Calculating the Death Benefit") as of the Death Benefit Date.

      For examples of how to calculate this basic death benefit, see
Appendix C.

      If you were 86 or older on your Contract Date, the death benefit is equal to amount (2) above. Because this amount will reflect any applicable Withdrawal Charges and Market Value Adjustment, it may be less than your Account Value.

OPTIONAL DEATH BENEFIT RIDERS


      Subject to availability in your state, you may enhance the basic death benefit by electing one or more of the following optional death benefit riders. You must make your election before the date on which your Contract becomes effective. You will pay a charge for each optional death benefit rider you elect. (For a description of these charges, see "Charges for Optional Death Benefit Riders.") The Maximum Anniversary Account Value Rider, the 5% Premium Roll-Up Rider, and the Earnings Enhancement Riders are available only if you are younger than 80 on the Contract Date. Any optional death benefit election may not be changed after the Contract is issued. For a complete description of how the death benefits under the optional death benefit riders are calculated, see "Calculating the Death Benefit."


      MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER

      Under this rider, the death benefit will be the greater of:

      -  any of the death benefit amounts payable under options (1), (2) or
         (3) under the basic death benefit, above; or

      - your highest Account Value on any Account Anniversary before your 81st birthday, adjusted for any subsequent Purchase Payments, partial withdrawals and charges made between that Account Anniversary and the Death Benefit Date.

      5% PREMIUM ROLL-UP RIDER

      Under this rider, the death benefit will be the greater of:

      -  any of the death benefit amounts payable under options (1), (2) or
         (3) under the basic death benefit, above, or

      - the sum of your total Purchase Payments plus interest accruals, adjusted for partial withdrawals.

      Under this rider, interest accrues at a rate of 5% per year on Purchase Payments and transfers to the Variable Account while they remain in the Variable Account. The 5% interest accruals will continue until the earlier of:

      -  the first day of the month following your 80th birthday, or

      - the day the death benefit amount under this rider equals twice the total of the Purchase Payments and transferred amounts, adjusted for withdrawals.

      EARNINGS ENHANCEMENT RIDER

      Under this rider, if you are 69 or younger on your Contract Date, the death benefit will be:

      - the greatest of any of the death benefit amounts payable under options (1), (2) or (3) under the basic death benefit, above, plus

      - 40% of the lesser of your net Purchase Payments or your Account Value minus net Purchase Payments, calculated as of the Death Benefit Date.

      If you are between the ages of 70 and 79 on your Contract Date, the death benefit will be:

      - the greatest of any of the death benefit amounts payable under options (1), (2) or (3) under the basic death benefit, above, plus

      - 25% of the lesser of your net Purchase Payments or your Account Value minus net Purchase Payments, calculated as of the Death Benefit Date.

      Net Purchase Payments under this rider will be adjusted for all partial withdrawals, as described in "Calculating the Death Benefit." For examples of how the death benefit is calculated under the Earnings Enhancement Rider, see Appendix D.

      SELECTING MULTIPLE DEATH BENEFIT RIDERS

      If you elect more than one optional death benefit rider, the death benefit will be calculated as follows:

    1)  MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH 5% PREMIUM ROLL-UP
       RIDER: The death benefit will equal the greater of the death benefit under the Maximum Anniversary Account Value Rider or the death benefit under the 5% Premium Roll-Up Rider.

    2) MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH EARNINGS ENHANCEMENT RIDER: The death benefit will equal the death benefit under the Maximum Anniversary Account Value Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the Account Value before the application of the Maximum Anniversary Account Rider.

    3) EARNINGS ENHANCEMENT RIDER COMBINED WITH 5% PREMIUM ROLL-UP RIDER: The death benefit will equal the death benefit under the 5% Premium Roll-Up Rider, plus the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the Account Value before the application of the 5% Premium Roll-Up Rider.


    4) MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER, THE 5% PREMIUM ROLL-UP RIDER AND THE EARNINGS ENHANCEMENT RIDER: The death benefit will equal the GREATER of the death benefit under the Maximum Anniversary Account Value Rider or the death benefit under the 5% Premium Roll-Up Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the Account Value before the application of the 5% Premium Roll-Up Rider or the Maximum Anniversary Account Value Rider.


SPOUSAL CONTINUANCE

      If your spouse is your Beneficiary, upon your death your spouse may elect to continue the Contract as the Participant, rather than receive the death benefit amount. In that case, we will not pay a death benefit, but the Contract's Account Value will be equal to your Contract's death benefit amount, as defined under the basic death benefit or any optional death benefit rider you have selected. All Contract provisions, including any optional death benefit riders you have selected, will continue as if your spouse had purchased the Contract on the Death Benefit Date with a deposit equal to the death benefit amount. For purposes of calculating death benefits and expenses from that date forward, your spouse's age on the original effective date of the Contract will be used.

CALCULATING THE DEATH BENEFIT

      In calculating the death benefit amount payable under option (3) of the basic death benefit or any of the optional death benefit riders, any partial withdrawals will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal.

      If the death benefit is the amount payable under options (2) or (3) of the basic death benefit or under any of the optional death benefit riders, your Account Value may be increased by the excess, if any, of that amount over option
(1) of the basic death benefit. Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Such increase will be made only if the Beneficiary elects to annuitize, elects to defer annuitization, or elects to continue the Contract. Also, any portion of this new Account Value attributed to the Fixed Account will be transferred to a Money Market Fund available as an investment option (without the application of a Market Value Adjustment). If your spouse, as the named Beneficiary, elects to continue the Contract after your death, your spouse may transfer any such Fixed Account portion back to the Fixed Account and begin a new Guarantee Period.

METHOD OF PAYING DEATH BENEFIT

      The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our Annuity Options. We describe the Annuity Options in this Prospectus under "Income Phase -- Annuity Provisions."

      During the Accumulation Phase, you may elect the method of payment for the death benefit. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity. If the Beneficiary is the Owner's spouse, the Beneficiary may elect to continue the Contract. These elections are made by sending us a completed election form, which we will provide. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we will pay the death benefit in a single cash payment.

      If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Option.

NON-QUALIFIED CONTRACTS

      If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death or
(2) if in the form of an annuity, over a period not greater than the life or expected life of the "designated beneficiary" within the meaning of
Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.

      The person you have named as Beneficiary under your Contract, if any, will be the "designated beneficiary." If the named Beneficiary is not living and no contingent beneficiary has been named, the Annuitant automatically becomes the designated beneficiary.

      If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Participant. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the Contract, see "Spousal Continuance," above.

      During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option in place must be distributed at least as rapidly as the method of distribution under that option.

      If the Participant is not a natural person, these distribution rules apply on a change in, or the death of, either the Annuitant or the Co-Annuitant.

      Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

SELECTION AND CHANGE OF BENEFICIARY

      You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

PAYMENT OF DEATH BENEFIT

      Payment of the death benefit in cash will be made within 7 days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

DUE PROOF OF DEATH

      We accept any of the following as proof of any person's death:

      -  An original certified copy of an official death certificate;

      - An original certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

      -  Any other proof we find satisfactory.

                     THE INCOME PHASE -- ANNUITY PROVISIONS

      During the Income Phase, we make regular monthly annuity payments to the Annuitant.

      The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described below, under the Annuity Option(s) you have selected, and we make the first payment.


      Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described below under the heading "Annuity Options," and you cannot change the Annuity Option selected. You may request a full withdrawal before the Annuity Commencement Date, which will be subject to all charges applicable on withdrawals. See "Withdrawals and Market Value Adjustment."


SELECTION OF THE ANNUITANT OR CO-ANNUITANT

      You select the Annuitant in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Option(s) refer to the Annuitant as the "Payee." If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant.

      In a Non-Qualified Contract, if you name someone other than yourself as Annuitant, you may also select a Co-Annuitant, who will become the new Annuitant if the original Annuitant dies before the Income Phase. If both the Annuitant and Co-Annuitant die before the Income Phase, you become the Annuitant. If you have named both an Annuitant and a Co-Annuitant, you may designate one of them to become the sole Annuitant as of the Annuity Commencement Date, if both are living at that time. If you have not made that designation on the 30th day before the Annuity Commencement Date, and both the Annuitant and the Co-Annuitant are still living, the Co-Annuitant will become the Annuitant.

      When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payment.

SELECTION OF THE ANNUITY COMMENCEMENT DATE

      You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:

      - The earliest possible Annuity Commencement Date is the first day of the first month following your first Account Anniversary.

      - The latest possible Annuity Commencement Date is the first day of the month following the Annuitant's 95th birthday or, if there is a Co-Annuitant, the 95th birthday of the younger of the Annuitant and Co-Annuitant.

      -  The Annuity Commencement Date must always be the first day of a month.

      You may change the Annuity Commencement Date from time to time by sending us written notice, with the following additional limitations:

      - We must receive your notice at least 30 days before the current Annuity Commencement Date.

      - The new Annuity Commencement Date must be at least 30 days after we receive the notice.

      There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70 1/2 (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70 1/2).

ANNUITY OPTIONS

      We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option may be selected for a Variable Annuity, a Fixed Annuity, or a combination of both. We may also agree to other settlement options, in our discretion.

      ANNUITY OPTION A -- LIFE ANNUITY

      We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary.

      ANNUITY OPTION B -- LIFE ANNUITY WITH 60, 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN

      We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate for a Variable Annuity will be the assumed interest rate in effect; the discount rate for a Fixed Annuity will be based on the interest rate we used to determine the amount of each payment.

      ANNUITY OPTION C -- JOINT AND SURVIVOR ANNUITY

      We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the survivor dies. There is no provision for continuance of any payments to a Beneficiary.

      ANNUITY OPTION D -- MONTHLY PAYMENTS FOR A SPECIFIED PERIOD CERTAIN

      We make monthly payments for a specified period of time from 5 to 30 years, as you elect. If payments under this option are paid on a variable annuity basis, the Annuitant may elect to receive in one sum the discounted value of the remaining payments, less any applicable withdrawal charge; the discount rate for this purpose will be the assumed interest rate in effect. If the Annuitant dies during the period selected, the remaining income payments are made as described under Annuity Option B. The election of this Annuity Option may result in the imposition of a penalty tax. The 5 to 9 year period certain is not available if your Account has been issued within the past 7 years.

SELECTION OF ANNUITY OPTION

      You select one or more of the Annuity Options, which you may change from time to time during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain.

      You may specify the proportion of your Adjusted Account Value you wish to provide a Variable Annuity or a Fixed Annuity. Under a Variable Annuity, the dollar amount of payments will vary, while under a Fixed Annuity, the dollar amount of payments will remain the same. If you do not specify a Variable Annuity or a Fixed Annuity, your Adjusted Account Value will be divided between Variable Annuities and Fixed Annuities in the same proportions as your Account Value was divided between the Variable and Fixed Accounts on the Annuity Commencement Date. You may allocate your Adjusted Account Value applied to a Variable Annuity among the Sub-Accounts, or we will use your existing allocations.

      There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

      REMEMBER THAT THE ANNUITY OPTIONS MAY NOT BE CHANGED ONCE ANNUITY PAYMENTS BEGIN.

AMOUNT OF ANNUITY PAYMENTS

      ADJUSTED ACCOUNT VALUE

      The Adjusted Account Value is the amount we apply to provide a Variable Annuity and/or a Fixed Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day just before the Annuity Commencement Date and making the following adjustments:

      - We deduct a proportional amount of the Account Fee, based on the fraction of the current Account Year that has elapsed.

      - If applicable, we apply the Market Value Adjustment to your Account Value in the Fixed Account, which may result in a deduction, an addition, or no change.

      - We deduct any applicable premium tax or similar tax if not previously deducted.

      - Upon the Annuity Commencement Date, we will exchange your Variable Annuity Units into Annuitization Units which have an annual mortality and expense risk charge of 1.40% of your average daily net assets (1.15% if your initial Purchase Payment was $1,000,000 or more).

      VARIABLE ANNUITY PAYMENTS

      Variable Annuity payments may vary each month. We determine the dollar amount of the first payment using the portion of your Adjusted Account Value applied to a Variable Annuity and the Annuity Payment Rates in your Contract, which are based on an assumed interest rate of 3% per year, compounded annually. See "Annuity Payment Rates."

      To calculate the remaining payments, we convert the amount of the first payment into Annuity Units for each Sub-Account; we determine the number of those Annuity Units by dividing the portion of the first payment attributable to the Sub-Account by the Annuity Unit Value of that Sub-Account for the Valuation Period ending just before the Annuity Commencement Date. This number of Annuity Units for each Sub-Account will remain constant (unless the Annuitant requests an exchange of Annuity Units). However, the dollar amount of the next Variable Annuity payment -- which is the sum of the number of Annuity Units for each Sub-Account times its Annuity Unit Value for the Valuation Period ending just before the date of the payment -- will increase, decrease, or remain the same, depending on the net investment return of the Sub-Accounts.

      If the net investment return of the Sub-Accounts selected is the same as the assumed interest rate of 3%, compounded annually, the payments will remain level. If the net investment return exceeds the assumed interest rate, payments will increase and, conversely, if it is less than the assumed interest rate, payments will decrease.

      Please refer to the Statement of Additional Information for more information about calculating Variable Annuity Units and Variable Annuity payments, including examples of these calculations.

      FIXED ANNUITY PAYMENTS

      Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the fixed portion of your Adjusted Account Value and the applicable Annuity Payment Rates. These will be either
(1) the rates in your Contract, which are based on a minimum guaranteed interest rate of 2.5% per year, compounded annually, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable. See "Annuity Payment Rates."

      MINIMUM PAYMENTS

      If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment.

EXCHANGE OF VARIABLE ANNUITY UNITS

      During the Income Phase, the Annuitant may exchange Annuity Units from one Sub-Account to another, up to 12 times each Account Year. To make an exchange, the Annuitant sends us, at our Annuity Mailing Address, a written request stating the number of Annuity Units in the Sub-Account he or she wishes to exchange and the new Sub-Account for which Annuity Units are requested. The number of new Annuity Units will be calculated so the dollar amount of an annuity payment on the date of the exchange would not be affected. To calculate this number, we use Annuity Unit values for the Valuation Period during which we receive the exchange request.

      Before exchanging Annuity Units from one Sub-Account to another, the Annuitant should carefully review the Fund prospectus(es) for the investment objectives and risk disclosure of the Funds in which the Sub-Accounts invest.

      During the Income Phase, we permit only exchanges among Sub-Accounts. No exchanges to or from a Fixed Annuity are permitted.

ACCOUNT FEE


      During the Income Phase, we deduct the annual Account Fee of $50 in equal amounts from each Variable Annuity payment. We do not deduct the annual Account Fee from Fixed Annuity payments.


ANNUITY PAYMENT RATES

      The Contracts contain Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of: (a) the first monthly Variable

Annuity payment based on the assumed interest rate specified in the applicable Contract (3% per year, compounded annually); and (b) the monthly Fixed Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract (at least 2.5% per year, compounded annually). We may change these rates under Group Contracts for Accounts established after the effective date of such change (See "Other Contract Provisions -- Modification").

      The Annuity Payment Rates may vary according to the Annuity Option elected and the adjusted age of the Annuitant. The Contracts also describe the method of determining the adjusted age of the Annuitant. The mortality table used in determining the Annuity Payment Rates for Annuity Options A, B and C is the Annuity 2000 Table.

ANNUITY OPTIONS AS METHOD OF PAYMENT FOR DEATH BENEFIT

      You or your Beneficiary may also select one or more Annuity Options to be used in the event of the Annuitant's death before the Income Phase, as described under the "Death Benefit" section of this Prospectus. In that case, your Beneficiary will be the Annuitant. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.

                           OTHER CONTRACT PROVISIONS

EXERCISE OF CONTRACT RIGHTS

      An Individual Contract belongs to the individual to whom the Contract is issued. A Group Contract belongs to the Owner. In the case of a Group Contract, the Owner may expressly reserve all Contract rights and privileges; otherwise, each Annuitant will be entitled to exercise such rights and privileges. In any case, such rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Annuitant before the Annuity Commencement Date, except as the Contract otherwise provides.

      The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Participant prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

CHANGE OF OWNERSHIP

      Ownership of a Qualified Contract may not be transferred except to:
(1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code;
(3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under
Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant;
(4) the trustee or custodian of an individual retirement account plan qualified under Section 408 of the Internal Revenue Code for the benefit of the Participants under a Group Contract; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

      The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Commencement Date; and each Participant, in like manner, may change the ownership interest in a Contract. A change of ownership will not be binding on us until we receive written notification. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner or Participant, as appropriate, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

VOTING OF FUND SHARES


      We will vote Fund shares held by the Sub-Accounts at meetings of shareholders of the Funds or in connection with similar solicitations, but will follow voting instructions received from persons having the right to give voting instructions. During the Accumulation Phase, you will have the right to give voting instructions, except in the case of a Group Contract where the Owner has reserved this right. During the Income Phase, the Payee -- that is the Annuitant or Beneficiary entitled to receive benefits -- is the person having such voting rights. We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from Owners, Participants and Payees, as applicable.


      Owners of Qualified Contracts issued on a group basis may be subject to other voting provisions of the particular plan and of the Investment Company Act of 1940. Employees who contribute to plans that are funded by the Contracts may be entitled to instruct the Owners as to how to instruct us to vote the Fund shares attributable to their contributions. Such plans may also provide the additional extent, if any, to which the Owners shall follow voting instructions of persons with rights under the plans. If no voting instructions are received from any such person with respect to a particular Participant Account, the Owner may instruct the Company as to how to vote the number of Fund shares for which instructions may be given.

      Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights of persons who may have such rights under plans, other than rights afforded by the Investment Company Act of 1940, or any duty to inquire as to the instructions received or the authority of Owners, Participants or others, as applicable, to instruct the voting of Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners under Group Contracts and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

      All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least 10 days prior to each meeting of the shareholders of the Fund. We will determine the number of Fund shares as to which each such person is entitled to give instructions as of the record date set by the Fund for such meeting, which is expected to be not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Participant Account by the net asset value of one Fund share as of the same date. On or after the Annuity Commencement Date, the number of Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the Company in the Sub-Account with respect to the particular Payee by the net asset value of a Fund share as of the same date. After the Annuity Commencement Date, the number of Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

PERIODIC REPORTS

      During the Accumulation Period we will send you, or such other person having voting rights, at least once during each Account Year, a statement showing the number, type and value of Accumulation Units credited to your Account and the Fixed Accumulation Value of your Account, which statement shall be accurate as of a date not more than 2 months previous to the date of mailing. These periodic statements contain important information concerning your transactions with respect to a Contract. It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

      In addition, every person having voting rights will receive such reports or prospectuses concerning the Variable Account and the Funds as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. We will also send such statements reflecting transactions in your Account as may be required by applicable laws, rules and regulations.

      Upon request, we will provide you with information regarding fixed and variable accumulation values.

SUBSTITUTION OF SECURITIES

      Shares of any or all Funds may not always be available for investment under the Contract. We may add or delete Funds or other investment companies as variable investment options under the Contracts. We may also substitute for the shares held in any Sub-Account shares of another Fund or shares of another registered open-end investment company or unit investment trust, provided that the substitution has been approved, if required, by the SEC. In the event of any substitution pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the substitution.

CHANGE IN OPERATION OF VARIABLE ACCOUNT

      At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

SPLITTING UNITS

      We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contract.

MODIFICATION

      Upon notice to the Participant, in the case of an Individual Contract, and the Owner and Participant(s), in the case of a Group Contract (or the Payee(s) during the Income Phase), we may modify the Contract if such modification:
(i) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (See "Change in Operation of Variable Account"); (iv) provides additional Variable Account and/or fixed accumulation options; or (v) as may otherwise be in the best interests of Owners, Participants, or Payees, as applicable. In the event of any such modification, we may make appropriate endorsement in the Contract to reflect such modification.

      In addition, upon notice to the Owner, we may modify a Group Contract to change the withdrawal charges, Account Fees, mortality and expense risk charges, administrative expense charges, the tables used in determining the amount of the first monthly variable annuity and fixed annuity payments and the formula used to calculate the Market Value Adjustment, provided that such modification applies only to Participant Accounts established after the effective date of such modification. In order to exercise our modification rights in these particular instances, we must notify the Owner of such modification in writing. The notice shall specify the effective date of such modification which must be at least 60 days following the date we mail notice of modification. All of the charges and the annuity tables which are provided in the Group Contract prior to any such modification will remain in effect permanently, unless improved by the Company, with respect to Participant Accounts established prior to the effective date of such modification.

DISCONTINUANCE OF NEW PARTICIPANTS

      We may limit or discontinue the acceptance of new Applications and the issuance of new Certificates under a Group Contract by giving 30 days prior written notice to the Owner. This will not affect rights or benefits with respect to any Participant Accounts established under such Group Contract prior to the effective date of such limitation or discontinuance.

RESERVATION OF RIGHTS

      We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts; (2) add or delete Funds, sub-series thereof or other investment companies and corresponding Sub-Accounts; (3) add or remove Guarantee Periods available at any time for election by a Participant; and (4) restrict or eliminate any of the voting rights of Participants (or Owners) or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Participants or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change.

RIGHT TO RETURN


      If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at our Annuity Mailing Address as shown on the cover of this Prospectus within 10 days after it was delivered to you. When we receive the returned Contract, it will be cancelled and we will refund to you your Account Value. However, if applicable state law requires, we will return the full amount of any Purchase Payment(s) we received. State law may also require us to give you a longer "free look" period or allow you to return the Contract to your sales representative.


      If you are establishing an Individual Retirement Account ("IRA"), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Contract Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow a Participant establishing an IRA a "ten day free-look," notwithstanding the provisions of the Internal Revenue Code.

                               TAX CONSIDERATIONS

      This section describes general federal income tax consequences based upon our understanding of current federal tax laws. Actual federal tax consequences may vary depending on, among other things, the type of retirement plan with which you use and where the site where your Contract was issued. Also, legislation affecting the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that you purchased before the date of enactment. We do not make any guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

U.S. FEDERAL TAX CONSIDERATIONS

      The following discussion applies only to those Contracts issued in the United States. For a discussion of tax considerations effecting Contracts issued in Puerto Rico, see "Puerto Rico Tax Considerations," below.

      DEDUCTIBILITY OF PURCHASE PAYMENTS

      For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible.

      PRE-DISTRIBUTION TAXATION OF CONTRACTS

      Generally, an increase in the value of a Contract will not give rise to tax, prior to distribution.

      However, corporate (or other non-natural person) Owners of, and Participants under, a Non-Qualified Contract incur current tax, regardless of distribution, on Contract value increases. Such current taxation does not apply, though, to (i) immediate annuities, which the Internal Revenue Code (the "Code") defines as a single premium contract with an annuity commencement date within one year of the date of purchase, or (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

      You should note that qualified retirement investments generally provide tax deferral regardless of whether the underlying contract is an annuity.

      DISTRIBUTIONS AND WITHDRAWALS FROM NON-QUALIFIED CONTRACTS

      The Account Value will include an amount attributable to Purchase Payments, the return of which is not taxable, and an amount attributable to investment earnings, the return of which is taxable at ordinary income rates. The relative portions of a distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the timing of the distribution.

      If you withdraw less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, you must treat the withdrawal first as a return of investment earnings. You may treat only withdrawals in excess of the amount of the Account Value attributable to investment earnings as a return of Purchase Payments. Account Value amounts assigned or pledged as collateral for a loan will be treated as if withdrawn from the Contract.

      If a Payee receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, however, the Payee treats a portion of each payment as a nontaxable return of Purchase Payments. In general, the nontaxable portion of such a payment bears the same ratio to the total payment as the Purchase Payments bear to the Payee's expected return under the Contract. The remainder of the payment constitutes a taxable return of investment earnings. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, all future distributions constitute fully taxable ordinary income. If the Annuitant dies before the Payee recovers the full amount of Purchase Payments, the Payee may deduct an amount equal to unrecovered Purchase Payments.

      Upon the transfer of a Non-Qualified Contract by gift (other than to the Participant's spouse), the Participant must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

      A penalty tax of 10% may apply to taxable cash withdrawals and lump-sum payments from Non-Qualified Contracts. This penalty will not apply in certain circumstances, such as distributions pursuant to the death of the Participant or distributions under an immediate annuity (as defined above), or after age
59 1/2.

      DISTRIBUTIONS AND WITHDRAWALS FROM QUALIFIED CONTRACTS

      Generally, distributions from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will, except in certain circumstances, apply to distributions prior to age 59 1/2.

      Distributions from a Qualified Contract are not subject to current taxation or a 10% penalty, however, if:

      - the distribution is a hardship distribution or part of a series of payments for life or for a specified period of 10 years or more (an "eligible rollover distribution"), and

      - the Participant or Payee rolls over the distribution (with or without actually receiving the distribution) into a qualified retirement plan eligible to receive the rollover.

      Only you or your spouse may elect to roll over a distribution to an eligible retirement plan.

      WITHHOLDING

      In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from a Contract issued for use with an individual retirement account), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Participant or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, only you or your spouse may elect a direct rollover. In the case of a distribution from
(i) a Non-Qualified Contract, (ii) a Qualified Contract issued for use with an individual retirement account, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Participant or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Participant or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

      INVESTMENT DIVERSIFICATION AND CONTROL

      The Treasury Department has issued regulations that prescribe investment diversification requirements for mutual fund series underlying nonqualified variable contracts. Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. Contracts that do not meet the guidelines are subject to current taxation on annual increases in value. We believe that each Fund available as an investment option under the Contract complies with these regulations. The preamble to the regulations states that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying the contract will preclude the contract from qualifying as an annuity for federal tax purposes. We cannot predict whether such guidelines, if in fact promulgated, will be retroactive. We reserve the right to modify the Contract and/or the Variable Account to the extent necessary to comply with any such guidelines, but cannot assure that such modifications would satisfy any retroactive guidelines.

      TAX TREATMENT OF THE COMPANY AND THE VARIABLE ACCOUNT

      As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. We will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

      QUALIFIED RETIREMENT PLANS

      You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.

      PENSION AND PROFIT-SHARING PLANS

      Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Tax Equity and Fiscal Responsibility Act of 1982 eliminated most differences between qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons, as a general rule, may therefore use Qualified Contracts as a funding vehicle for their retirement plans.

      TAX-SHELTERED ANNUITIES

      Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities.

      If the Contracts are to receive tax-deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988) may be made only when the Participant attains age 59 1/2, separates from service with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, and (iii) any growth or interest on pre-1989 salary reduction contributions that occurs on or after January 1, 1989. It is permissible, however, to withdraw post-1988 salary reduction contributions in cases of financial hardship. While the Internal Revenue Service has not issued specific rules defining financial hardship, we expect that to qualify for a hardship distribution, the Participant must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contracts. Under certain circumstances the 10% tax penalty will not apply if the withdrawal is for medical expenses.

      Under the terms of a particular Section 403(b) plan, the Participant may be entitled to transfer all or a portion of the Account Value to one or more alternative funding options. Participants should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

      INDIVIDUAL RETIREMENT ACCOUNTS

      Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, Employer/Association of Employees Established Individual Retirement Account Trusts, and Simple Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. If we sell Contracts for use with IRAs, the Internal Revenue Service or other agency may impose supplementary information requirements. We will provide purchasers of the Contracts for such purposes with any necessary information. You will have the right to revoke the Contract under certain circumstances, as described in the section of this Prospectus entitled "Right to Return."

      ROTH IRAS

      Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If an individual converts a traditional IRA into a Roth IRA the full amount of the IRA is included in taxable income. The Internal Revenue Service and other agencies may impose special information requirements with respect to Roth IRAs. We will provide the necessary information for Contracts issued in connection with Roth IRAs.

PUERTO RICO TAX CONSIDERATIONS

      Puerto Rico tax laws with respect to qualified retirement plans described in this Prospectus vary significantly from those discussed above under "U.S. Federal Tax Considerations." Although we currently offer the Contract in Puerto Rico in connection with qualified retirement plans, the text of this Prospectus under the heading "U.S. Federal Tax Considerations" dealing with such qualified retirement plans is inapplicable to Puerto Rico and should be disregarded.

      The following discussion applies if your Contract is issued in Puerto
Rico:

      Under Section 1022 of the Puerto Rico Internal Revenue Code of 1994, as amended (the "1994 Code"), the Contract offered by this Prospectus is considered an annuity contract. The 1994 Code provides that no income tax is payable on increases in value of accumulation shares of annuity units credited to a variable annuity contract until payments are made to the annuitant or other payee under such contract.

      If any annuity distributions are made under an annuity contract, the annuitant or other payee will be required to include as gross income the portion of each payment equal to 3% of the aggregate premiums or other consideration paid for the annuity. The amount, if any, in excess of the included amount is excluded from gross income. After an amount equal to the aggregate amount excluded from gross income has been received, all of the annuity payments are considered to be taxable income.

      In the event payment under a Contract is made in a lump sum, the amount of the payment would be included in the gross income of the Annuitant or other Payee to the extent of the Annuitant's aggregate premiums or other consideration paid.

      For further information regarding the income tax consequences of owning a Contract, you should consult a qualified tax adviser.

                        ADMINISTRATION OF THE CONTRACTS

      We perform certain administrative functions relating to the Contracts, Participant Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Participant Account number and type, the status of each Participant Account and other pertinent information necessary to the administration and operation of the Contracts; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts and Certificates; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

                         DISTRIBUTION OF THE CONTRACTS

      We offer the Contracts on a continuous basis. The Contracts are sold by licensed insurance agents in those states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon, a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.


      Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 2.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading "Waivers; Reduced Charges; Bonus Guaranteed Interest Rates."


                            PERFORMANCE INFORMATION


      From time to time the Variable Account may publish reports to shareholders, sales literature and advertisements containing performance information relating to the Sub-Accounts. This information may include standardized and non-standardized "Average Annual Total Return," "Cumulative Growth Rate" and "Compound Growth Rate." We may also advertise "yield" and "effective yield" for some Sub-Accounts.



      Average Annual Total Return measures the net income of the Sub-Account and any realized or unrealized gains or losses of the Fund in which it invests, over the period stated. Average Annual Total Return figures are annualized and represent the average annual percentage change in the value of an investment in a Sub-Account over that period. Standardized Average Annual Total Return information covers the period after the Variable Account was established or, if shorter, the life of the Fund. Non-standardized Average Annual Total Return covers the life of each Fund, which may predate the Variable Account. Cumulative Growth Rate represents the cumulative change in the value of an investment in the Sub-Account for the period stated, and is arrived at by calculating the change in the Accumulation Unit Value of a Sub-Account between the first and the last day of the period being measured. The difference is expressed as a percentage of the Accumulation Unit Value at the beginning of the base period. "Compound Growth Rate" is an annualized measure, calculated by applying a formula that determines the level of return which, if earned over the entire period, would produce the cumulative return.



      Average Annual Total Return figures assume an initial Purchase Payment of $1,000 and reflect all applicable withdrawal and Contract charges. The Cumulative Growth Rate and Compound Growth Rate figures that we advertise do not reflect withdrawal charges, the annual Account Fee, or any Purchase Payment Interest, althought such figures do reflect all recurring charges. If such figures were calculated to reflect Purchase Payment Interest credited, the calculation would also reflect any withdrawal charges made. Results calculated without withdrawal and/or certain Contract charges will be higher. We may also use other types of rates of return that do not reflect withdrawal and Contract charges.



      The performance figures used by the Variable Account are based on the actual historical performance of the underlying Funds for the specified periods, and the figures are not intended to indicate future performance. For periods before the date the Contracts became available, we calculate the performance information for the Sub-Accounts on a hypothetical basis. To do this, we reflect deductions of the current Contract fees and charges from the historical performance of the corresponding Funds.



      Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (7-day period for the Money Market Sub-Account available for investment under the Contract), expressed as a percentage of the value of the Sub-Account's Accumulation Units. Yield is an annualized figure, which means that we assume that the Sub-Account generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the available Money Market Sub-Account similarly, but include the increase due to assumed compounding. The Money Market Sub-Account's effective yield will be slightly higher than its yield as a result of its compounding effect.

      The Variable Account may also from time to time compare its investment performance to various unmanaged indices or other variable annuities and may refer to certain rating and other organizations in its marketing materials. More information on performance and our computations is set forth in the Statement of Additional Information.

      The Company may also advertise the ratings and other information assigned to it by independent industry ratings organizations. Some of these organizations are A.M. Best, Moody's Investor's Service, Standard and Poor's Insurance Rating Services, and Duff and Phelps. Each year A.M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's rating. These ratings reflect A.M. Best's current opinion of the relevant financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's ratings range from A++ to F. Standard and Poor's and Duff and Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurance company's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Sub-Accounts.

      We may also advertise endorsements from organizations, individuals or other parties that recommend the Company or the Contracts. We may occasionally include in advertisements (1) comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets; or (2) discussions of alternative investment vehicles and general economic conditions.

                             AVAILABLE INFORMATION

      The Company and the Variable Account have filed with the SEC registration statements under the Securities Act of 1933 relating to the Contracts. This Prospectus does not contain all of the information contained in the registration statements and their exhibits. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statements and their exhibits.

      In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934. We file reports and other information with the SEC to meet these requirements. You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following locations: WASHINGTON, D.C. -- 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; CHICAGO, ILLINOIS -- 500 West Madison Street, Chicago, IL 60661; NEW YORK, NEW YORK -- 7 World Trade Center, 13th Floor, New York, NY 10048. The Washington, D.C. office will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http:// www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


      The Company's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC is incorporated by reference in this Prospectus. Any statement contained in a document we incorporate by reference is deemed modified or superceded to the extent that a later filed document, including this Prospectus, shall modify or supercede that statement. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute part of this Prospectus.


      The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the document referred to above which has been incorporated by reference in this Prospectus, other than exhibits to such document (unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such document should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

                    ADDITIONAL INFORMATION ABOUT THE COMPANY
                           [TO BE FILED BY AMENDMENT]

REINSURANCE

      The Company has agreements with Sun Life (Canada) which provide that Sun Life (Canada) will reinsure the mortality risks of the individual life insurance contracts previously sold by the Company. Under these agreements, basic death benefits and supplementary benefits are reinsured on a yearly renewable term basis and coinsurance basis, respectively. Reinsurance transactions under these agreements in 1999 had the effect of decreasing net income from operations by
$        .

      Effective January 1, 1991 the Company entered into an agreement with Sun Life (Canada) under which certain individual life insurance contracts issued by Sun Life (Canada) were reinsured by the Company on a 90% coinsurance basis. Also effective January 1, 1991, the Company entered into an agreement with Sun Life (Canada) which provides that Sun Life (Canada) will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Death benefits are reinsured on a yearly renewable term basis. The life reinsurance assumed agreement requires the reinsurer to withhold funds in an amount equal to the reserves assumed. These agreements had the effect of increasing income from operations by approximately $24,579,000 for the year ended December 31, 1998. The Company terminated these agreements, effective October 1, 1998, resulting in an increase in income from operations of $65,679,000, which included a cash settlement.

      The Company has also executed reinsurance agreements with unaffiliated companies. These agreements provide reinsurance of certain individual life insurance contracts on a modified coinsurance basis under which all deficiency reserves are ceded; as well as reinsurance for variable universal life on a yearly renewable term basis for which the Company has a maximum retention of $2,000,000.

RESERVES

      In accordance with the life insurance laws and regulations under which the Company operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding contracts. Reserves are based on mortality tables in general use in the United States and are computed to equal amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at certain assumed rates, will be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. In the accompanying Financial Statements, these reserves are determined in accordance with statutory regulations.

INVESTMENTS

      Of the Company's total assets of $   billion at December 31, 1999,    %
($   billion) consisted of unitized and non-unitized separate account assets,
   % ($   billion) was invested in bonds and similar securities,    %
($   million) was invested in mortgages,    % ($   million) was invested in
subsidiaries,    % ($   million) was invested in real estate, and the remaining
   % ($   million) was invested in cash and other assets.

COMPETITION

      The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products. According to a 1999 statistical study, published
by A.M. Best, the Company ranked     among North American life insurance
companies based upon total assets as of December 31, 1998. Its ultimate parent
company, Sun Life (Canada), ranked     .

EMPLOYEES

      The Company and Sun Life (Canada) have entered into a service agreement which provides that the latter will furnish the Company, as required, with personnel as well as certain services and facilities on a cost reimbursement
basis. Expenses under this agreement amounted to approximately $       in

1999. As of February 28, 2000, the Company had    direct employees employed at
its Principal Executive Office in Wellesley Hills, Massachusetts and at its Retirement Products and Services Division in Boston, Massachusetts.

PROPERTIES

      The Company occupies office space owned by it and leased to Sun Life (Canada), and certain unrelated parties for lease terms not exceeding five years. Rent received by the Company under the leases amounted to approximately $6,856,000 in 1998. The Company also occupies office space which it leases from unaffiliated parties for various lease terms.

STATE REGULATION

      The Company is subject to the laws of the State of Delaware governing life insurance companies and to regulation by the Commissioner of Insurance of Delaware. An annual statement is filed with the Commissioner of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Commissioner or his agents at any time and a full examination of its operations is conducted at periodic intervals.

      The Company is also subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to operate. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with supervisory agencies in each of the jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals.

      In addition, many states regulate affiliated groups of insurers, such as the Company, its parent and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved.

      Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

      Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

                               LEGAL PROCEEDINGS

      There are no pending legal proceedings affecting the Variable Account. We and our subsidiaries are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to our respective total assets or material with respect to the Variable Account.

                                  ACCOUNTANTS

      The financial statements of the Variable Account for the year ended December 31, 1999 included in the Statement of Additional Information and the statutory financial statements of the Company for the years ended December 31, 1999, 1998 and 1997 included in this Prospectus have been audited by
                    , independent auditors, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

      The financial statements of the Company which are included in this Prospectus should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Series Fund shares held in the Sub-Accounts of the Variable Account.

      The financial statements of the Variable Account for the year ended December 31, 1999 are included in the Statement of Additional Information.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Calculation of Performance Data.............................
Advertising and Sales Literature............................
Calculations................................................
  Example of Variable Accumulation Unit Value Calculation...
  Example of Variable Annuity Unit Calculation..............
  Example of Variable Annuity Payment Calculation...........
Distribution of the Contracts...............................
Designation and Change of Beneficiary.......................
Custodian...................................................
Financial Statements........................................

      This Prospectus sets forth information about the Contracts and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contracts and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated June __, 2000 which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Assurance Company of Canada (U.S.). To receive a copy, return this request form to the address shown below or telephone (800) 752-7215.

--------------------------------------------------------------------------------


To:     Sun Life Assurance Company of Canada (U.S.)
        c/o Retirement Products and Services
        P.O. Box 1024
        Boston, Massachusetts 02103

        Please send me a Statement of Additional Information for MFS Regatta Access Variable and Fixed Annuity
        Sun Life of Canada (U.S.) Variable Account F.


Name         ------------------------------------------------------------

Address      ------------------------------------------------------------

             ------------------------------------------------------------

City  --------------------------------   State  --------------       Zip  -------

Telephone  ------------------------------------------------------------

                                   APPENDIX A
                                    GLOSSARY

      The following terms as used in this Prospectus have the indicated meanings:

      ACCOUNT or PARTICIPANT ACCOUNT: An account established for each Participant to which Net Purchase Payments are credited.

      ACCOUNT VALUE: The Variable Accumulation Value, if any, plus the Fixed Accumulation Value, if any, of your Account for any Valuation Period.


      ACCOUNT YEAR and ACCOUNT ANNIVERSARY: Your first Account Year is the period 365 days from the date on which we issued your Contract. Your Account Anniversary is the last day of an Account Year. Each Account Year after the first is the 365-day period that begins on your Account Anniversary. For example, if the Contract Date is on March 12, the first Account Year is determined from the Contract Date and ends on March 12 of the following year. Your Account Anniversary is March 12 and all Account Years after the first are measured from March 12. (If the Anniversary Date falls on a non-Business Day, the previous Business Day will be used.)


      ACCUMULATION PHASE: The period before the Annuity Commencement Date and during the lifetime of the Annuitant during which you make Purchase Payments under the Contract. This is called the "Accumulation Period" in the Contract.

      *ANNUITANT: The person or persons to whom the first annuity payment is made. If the Annuitant dies prior to the Annuity Commencement Date, the Co-Annuitant will become the sole Annuitant. If the Co-Annuitant dies or if no Co-Annuitant is named, the Participant becomes the Annuitant upon the Annuitant's death prior to the Annuity Commencement Date. If you have not named a sole Annuitant on the 30th day before the Annuity Commencement Date and both the Annuitant and Co-Annuitant are living, the Co-Annuitant will be the sole Annuitant/Payee during the Income Phase.

      ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under each Contract is to be made.


      ANNUITY OPTION: The method you choose for receiving annuity payments.


      ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity payment from the Variable Account.

      APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for participation under a Group Contract or purchase of an Individual Contract.

      *BENEFICIARY: Prior to the Annuity Commencement Date, the person or entity having the right to receive the death benefit and, for Non-Qualified Contracts, who, in the event of the Participant's death, is the "designated beneficiary" for purposes of Section 72(s) of the Internal Revenue Code. After the Annuity Commencement Date, the person or entity having the right to receive any payments due under the Annuity Option elected, if applicable, upon the death of the Payee.

      BUSINESS DAY: Any day the New York Stock Exchange is open for trading.

      CERTIFICATE: The document for each Participant which evidences the coverage of the Participant under a Group Contract.

      COMPANY: Sun Life Assurance Company of Canada (U.S.).


      CONTRACT: Any Contract issued by the Company to groups or individuals in connection with their retirement plans.


      CONTRACT DATE: The date on which we issue your Contract. This is called the "Date of Coverage" in the Contract.

      COVERED PERSON: The person(s) identified as such in the Contract whose death will trigger the death benefit provisions of the Contract and whose medically necessary stay in a hospital or nursing

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

facility may allow the Participant to be eligible for a waiver of the withdrawal charge. Unless otherwise noted, the the Participant/Owner is the Covered Person.

      DEATH BENEFIT DATE: If you have elected a death benefit payment option before the Annuitant's death that remains in effect, the date on which we receive Due Proof of Death. If your Beneficiary elects the death benefit payment option, the later of (a) the date on which we receive the Beneficiary's election and (b) the date on which we receive Due Proof of Death. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Death Benefit Date will be the last day of the 60 day period and we will pay the death benefit in one lump sum.


      DUE PROOF OF DEATH: An original certified copy of an official death certificate, an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to the Company.


      FIXED ACCOUNT: The general account of the Company, consisting of all assets of the Company other than those allocated to a separate account of the Company.

      FIXED ACCOUNT VALUE: The value of that portion of your Account allocated to the Fixed Account.

      FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

      FUND: A registered management investment company, or series thereof, in which assets of a Sub-Account may be invested.

      GROUP CONTRACT: A Contract issued by the Company on a group basis.

      GUARANTEE AMOUNT: Each separate allocation of Account Value to a particular Guarantee Period (including interest earned thereon).

      GUARANTEE PERIOD: The period for which a Guaranteed Interest Rate is credited.

      GUARANTEED INTEREST RATE: The rate of interest we credit on a compound annual basis during any Guarantee Period.

      INCOME PHASE: The period on and after the Annuity Commencement Date and during the lifetime of the Annuitant during which we make annuity payments under the Contract.

      INDIVIDUAL CONTRACT: A Contract issued by the Company on an individual basis.

      NET INVESTMENT FACTOR: An index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one.

      NET PURCHASE PAYMENT (NET PAYMENTS): The portion of a Purchase Payment which remains after the deduction of any applicable premium tax or similar tax. This is also the term used to describe the total contribution made to the Contract minus the total withdrawals.

      NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code. The Participant's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

      *OWNER: The person, persons or entity entitled to the ownership rights stated in a Group Contract and in whose name or names the Group Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c), Section 408(k),
Section 408(p) or Section 408A of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term "Owner," as used herein, shall refer to the organization entering into the Group Contract.

      *PARTICIPANT: In the case of an Individual Contract, the owner of the Contract. In the case of a Group Contract, the person named in the Contract who is entitled to exercise all rights and privileges

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

of ownership under the Contract, except as reserved by the Owner. If there are 2 Participants, the death benefit is paid upon the death of either Participant.


      PAYEE: A recipient of payments under a Contract. The term includes an Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Participant, or on the Annuity Commencement Date.

      PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by a Contract.

      QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

      RENEWAL DATE: The last day of a Guarantee Period.

      SERIES FUND: MFS/Sun Life Series Trust.


      SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific Fund or series of a Fund.


      VALUATION PERIOD: The period of time from one determination of Variable Accumulation Unit or Annuity Unit values to the next subsequent determination of these values. Value determinations are made as of the close of the New York Stock Exchange on each day that the Exchange is open for trading.

      VARIABLE ACCOUNT: Variable Account F of the Company, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

      VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of Variable Account Value.

      VARIABLE ACCOUNT VALUE: The value of that portion of your Account allocated to the Variable Account.

      VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of the Variable Account.

                                   APPENDIX B
                            MARKET VALUE ADJUSTMENT



FIXED ACCOUNT -- EXAMPLES OF THE MARKET VALUE ADJUSTMENT ("MVA")


      The MVA Factor is:

                  N/12
      1 + I
  ( --------  )             -1
    1 + J + b

      These examples assume the following:

        (1) The Guarantee Amount was allocated to a 5-year Guarantee Period with a Guaranteed Interest Rate of 6% or .06.

        (2) The date of surrender is 2 years from the Expiration Date (N = 24).

        (3) The value of the Guarantee Amount on the date of surrender is $11,910.16.

        (4) The interest earned in the current Account Year is $674.16.

        (5) No transfers or partial withdrawals affecting this Guarantee Amount have been made.

        (6) Withdrawal charges, if any, are calculated in the same manner as shown in the examples in Part 1.

EXAMPLE OF A NEGATIVE MVA:

      Assume that on the date of surrender, the current rate (J) is 8% or .08 and the b factor is zero.

                                              N/12
                                  1 + I
 The MVA factor =           (   --------  )             -1
                                1 + J + b

                                            24/12
                                1 + .06
                =           (   ------  )             -1
                                1 + .08

                =           (.981)2 -1

                =           .963 -1

                =     -     .037

      The value of the Guarantee Amount less interest credited to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA:

                  ($11,910.16 - $674.16) X (-.037) = -$415.73

      -$415.73 represents the MVA that will be deducted from the value of the Guarantee Amount before the deduction of any withdrawal charge.

      For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X (-.037) = -$49.06. -$49.06 represents the MVA that will be deducted from the partial withdrawal amount before the deduction of any withdrawal charge.

EXAMPLE OF A POSITIVE MVA:

      Assume that on the date of surrender, the current rate (J) is 5% or .05 and the b factor is zero.

                                              N/12
                                  1 + I
 The MVA factor =           (   --------  )             -1
                                1 + J + b

                                            24/12
                                1 + .06
                =           (   ------  )             -1
                                1 + .05

                =           (1.010)2 -1

                =           1.019 -1

                =     -     .019

      The value of the Guarantee Amount less interested credit to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA:

                    ($11,910.16 - $674.16) X .019 = $213.48

      $213.48 represents the MVA that would be added to the value of the Guarantee Amount before the deduction of any withdrawal charge.

      For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X .019 = $25.19.

      $25.19 represents the MVA that would be added to the value of the partial withdrawal amount before the deduction of any withdrawal charge.

                                   APPENDIX C
                       CALCULATION OF BASIC DEATH BENEFIT

EXAMPLE 1:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts, that no Withdrawals are made and that the Account Value on the Death Benefit Date is $80,000.00. The calculation of the Death Benefit to be paid is as follows:

The Basic Death Benefit is the greatest of:
    Account Value                           =  $ 80,000.00
    Cash Surrender Value                    =  $ 74,400.00
    Purchase Payments                       =  $100,000.00
The Basic Death Benefit would therefore be:    $100,000.00

EXAMPLE 2:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $80,000.00 just prior to a $20,000.00 withdrawal. The Account Value on the Death Benefit Date is $60,000.00.

The Basic Death Benefit is the greatest of:
    Account Value                           =  $ 60,000.00
    Cash Surrender Value                    =  $ 55,200.00
    Adjusted Purchase Payments*             =  $ 75,000.00
The Basic Death Benefit would therefore be:    $ 75,000.00

*Adjusted Purchase Payments can be calculated as follows:
Payments X (Account Value after withdrawal DIVIDED BY Account Value before withdrawal)
$100,000.00 X ($60,000.00  DIVIDED BY $80,000.00)

                                   APPENDIX D
           CALCULATION OF EARNINGS ENHANCEMENT OPTIONAL DEATH BENEFIT

EXAMPLE 1:


      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $150,000.00. In addition, this Contract was issued prior to the Participant's 70th birthday. The calculation of the Basic Death Benefit to be paid is as follows:


The Basic Death Benefit is the greatest of:
    Account Value                                         =  $150,000.00
    Cash Surrender Value                                  =  $ 72,800.00
    Adjusted Purchase Payments                            =  $100,000.00
The Basic Death Benefit would therefore                   =  $150,000.00

The benefit under the optional death benefit rider
can be calculated as follows:
The lesser of:
    Adjusted Purchase Payments                            =  $100,000.00
    Account Value -- adjusted Purchase Payments           =  $ 50,000.00
Amount to use to determine rider benefit                  =  $ 50,000.00
The amount to be paid on the rider benefit                =  $ 50,000.00          X 40% = $20,000.00

      The total Death Benefit would be the amount paid on the Basic Death Benefit plus the amount paid on the Earnings Enhancement Optional Death Benefit
Rider: $150,000.00 + $20,000.00 = $170,000.00

EXAMPLE 2:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $150,000.00 just prior to a $20,000.00 withdrawal. The Account Value on the Death Benefit Date is $130,000.00.

The Basic Death Benefit is the greatest of:
    Account Value                                         =  $130,000.00
    Cash Surrender Value                                  =  $123,600.00
    Adjusted Purchase Payments*                           =  $ 86,666.67
The Basic Death Benefit would therefore                   =  $130,000.00

*Adjusted Purchase Payments can be calculated as follows:
Payments X (Account Value after withdrawal  DIVIDED BY Account Value before withdrawal)
$100,000.00 X ($130,000.00  DIVIDED BY $150,000.00)

The benefit under the optional death benefit rider
can be calculated as follows:
The lesser of:
    Adjusted Purchase Payments                            =  $ 86,666.67
    Account Value -- adjusted Purchase Payments           =  $ 43,333.33
Amount to use to determine rider benefit:                 =  $ 43,333.33
The amount to be paid on the rider benefit                =  $ 43,333.33          X 40% = $17,333.33

      The total Death Benefit would be the amount paid on the Basic Death Benefit plus the amount paid on the Earnings Enhancement Optional Death Benefit
Rider: $130,000.00 + $17,333.33 = $147,333.33.

                                   APPENDIX E
 CALCULATION OF DEATH BENEFIT WHEN ALL THREE DEATH BENEFITS RIDERS ARE SELECTED

      Assume a Purchase Payment of $100,000.00 is made on the Contract Date, no additional Purchase Payments or withdrawals are made and all of the money is invested in the Sub-Accounts. In addition, on the Death Benefit Date the Account Value is $150,000.00, the value of the Purchase Payment accumulated at 5% until the Death Benefit Date is $160,000.00, and the Maximum Account Anniversary Value is $170,000.00. The calculation of the death benefit to be paid is as follows:

The Death Benefit Amount will be the greatest
  of:
    Account Value                              =  $150,000.00
    Cash Surrender Value                       =  $142,800.00
    Total of adjusted Purchase Payments        =  $100,000.00
    5% Premium Roll-Up Rider                   =  $160,000.00
    Maximum Account Anniversary Value Rider    =  $170,000.00
The Death Benefit Amount would therefore       =  $170,000.00

~ PLUS ~

The Earnings Enhancement Rider benefit is calculated as
follows:
The lesser of:
    Adjusted Purchase Payments                 =  $100,000.00
    Account Value -- adjusted Purchase
      Payments                                 =  $ 50,000.00
Amount to use to determine this rider
benefit:                                       =  $ 50,000.00
The amount to be paid on the rider benefit     =  $ 50,000.00          X 40% = $20,000.00

      The total Death Benefit would be the amount paid on the Maximum Account Anniversary Rider plus the amount paid on the Earnings Enhancement Rider:
$170,000.00 + $20,000.00 = $190,000.00

                                        SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                                        ANNUITY MAILING ADDRESS:
                                        C/O RETIREMENT PRODUCTS AND SERVICES
                                        P.O. BOX 1024
                                        BOSTON, MASSACHUSETTS 02103

                                        TELEPHONE:
                                        Toll Free (800) 752-7215

                                        GENERAL DISTRIBUTOR
                                        Clarendon Insurance Agency, Inc.
                                        One Sun Life Executive Park
                                        Wellesley Hills, Massachusetts 02481

                                        AUDITORS

                                        200 Berkeley Street
                                        Boston, Massachusetts 02116

ACCESS- 1 6/00

                                       PART B
                       INFORMATION REQUIRED IN A STATEMENT OF
                               ADDITIONAL INFORMATION

     Attached hereto and made a part hereof is the Statement of Additional Information dated June __, 2000 for each of the following:


          MFS Regatta Access Variable and Fixed Annuity
          Futurity Focus II Variable and Fixed Annuity

                                                                   June __, 2000


                                 MFS REGATTA ACCESS

                             VARIABLE AND FIXED ANNUITY

                        STATEMENT OF ADDITIONAL INFORMATION

                    SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

                                 TABLE OF CONTENTS

Calculation of Performance Data .............................................. 2
Advertising and Sales Literature ............................................. 5
Tax Deferred Accumulation..................................................... 8
Calculations ................................................................. 9
     Example of Variable Accumulation Unit Value Calculation.................. 9
     Example of Variable Annuity Unit Calculation ............................ 9
     Example of Variable Annuity Payment Calculation ......................... 9
Distribution of the Contracts ................................................ 9
Designation and Change of Beneficiary ........................................10
Custodian ....................................................................10
Financial Statements .........................................................10

          The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of MFS Regatta Access Variable and Fixed Annuity Contracts (the "Contracts") issued by Sun Life Assurance Company of Canada (U.S.) (the "Company") in connection with Sun
Life of Canada (U.S.) Variable Account F (the "Variable Account") which is not included in the Prospectus dated June __, 2000. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Assurance Company of Canada (U.S.), c/o Retirement Products and Services, P.O. Box 1024, Boston, Massachusetts 02103, or by telephoning (617) 348-9600 or
(800)-752-7215.

          The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.


--------------------------------------------------------------------------------
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

                          CALCULATION OF PERFORMANCE DATA


STANDARDIZED AVERAGE ANNUAL TOTAL RETURN:

    The table below shows, for various Sub-Accounts of the Variable Account, the Standardized Average Annual Total Return for the stated periods (or shorter period indicated in the note below), based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the formula set out below. For purposes of determining these investment results, the actual investment performance of each Fund of MFS/Sun Life Series Trust is reflected from the date the Variable Account was established, or such later date that the Fund commenced operations (the "Commencement Date"), although the Contracts have been offered only since June __, 2000. No information is shown for the Funds that have not commenced operations or that had been in operation for less than one year as of December 31, 1999.

          The Securities and Exchange Commission defines "standardized" total return information to mean Average Annual Total Return, based on a hypothetical initial purchase payment of $1,000 and calculated in accordance with the formula set forth after the table, but presented only for periods subsequent to the commencement of the offering of the Futurity annuities. Since as of the date of the Prospectus the Company has been offering the Futurity annuities for less than a year, no standardized total return information is currently provided. Standardized total return information will be provided after the Sub-Accounts have been in operation for one year.

                    STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
                        PERIOD ENDING DECEMBER 31, 1999


                                             1 YEAR       5 YEAR      10 YEAR                        COMMENCEMENT
                                             PERIOD       PERIOD       PERIOD        LIFE                 DATE
                                           -----------  ----------- ----------- ----------------  ----------------------
 FUNDS:
 Bond Series.............................
 Capital Appreciation Series.............                                                           July 13, 1989
 Capital Opportunities Series............                                                            June 3, 1996
 Emerging Growth Series..................                                                            May 1, 1995
 Emerging Markets Equity Series(1).......                                                           June 5, 1996
 Equity Income Series....................
 Global Asset Allocation Series..........                                                         November 7, 1994
 Global Governments Series...............                                                           July 13, 1989
 Global Growth Series....................                                                         November 16, 1993
 Global Total Return Series..............                                                         November 7, 1994
 Government Securities Series............                                                           July 13, 1989
 High Yield Series.......................                                                           July 13, 1989
 International Growth Series.............                                                           June 3, 1996
 International Growth and Income
  Series.................................                                                          October 2, 1995
 Managed Sectors Series..................                                                           July 13, 1989
 Massachusetts Investors Growth Stock
  Series.................................
 Massachusetts Investors Trust Series....                                                           July 13, 1989
 Money Market Series.....................                                                           July 13, 1989
 New Discovery Series....................
 Research Series.........................                                                         November 7, 1994
 Research Growth and Income Series.......                                                           May 12, 1997
 Research International Series...........
 Strategic Income Series.................
 Total Return Series.....................                                                           July 13, 1989
 Utilities Series........................                                                         November 16, 1993



          The length of the period and the last day of each period used in the above table are set out in the table heading and in the footnotes above. The Average Annual Total Return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, in accordance with the following formula:
                                         n
                                 P(l + T)  = ERV

     Where:    P = a hypothetical initial Purchase Payment of $1,000
               T = average annual total return for the period n = number of years
             ERV = redeemable value (as of the end of the period) of a
                   hypothetical $1,000 Purchase Payment made at the beginning of the 1-year, 5-year, or 10-year period (or fractional portion thereof)

The formula assumes that: 1) all recurring fees have been deducted from the Participant's Account; 2) all applicable non-recurring Contract charges are deducted at the end of the period, and 3) there will be a full surrender at the end of the period.

          The $50 annual Account Fee will be allocated among the Sub-Accounts so that each Sub-Account's allocated portion of the Account Fee is proportional to the percentage of the number of Individual Contracts and Certificates that have amounts allocated to that Sub-Account. Because the impact of Account Fees on a particular Contract may differ from those assumed in the computation due to differences between actual allocations and the assumed ones, the total return that would have been experienced by an actual Contract over these same time periods may have been different from that shown above.

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN:

    The table below shows, for various Sub-Accounts of the Variable Account, the Non-Standardized Average Annual Total Return for the stated periods (or shorter period indicated in the note below), based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the formula set out under "Standardized Average Annual Total Return." For purposes of determining these investment results, the actual investment performance of each Fund of the MFS/Sun Life Series Trust is reflected from the date such Series commenced operations ("Inception"), although the Contracts have been offered only since June __, 2000. No information is shown for the Funds that have not commenced operations or that had been in operation less than one year as of December 31, 1999.

                  NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
                        PERIOD ENDING DECEMBER 31, 1999

                                             1 YEAR       5 YEAR       10 YEAR                        DATE OF
                                             PERIOD       PERIOD       PERIOD        LIFE*           INCEPTION
                                           -----------  -----------  -----------  -----------  ----------------------
 FUND:
 Bond Series.............................
 Capital Appreciation Series.............                                                          August 13, 1985
 Capital Opportunities Series............                                                            June 3, 1996
 Emerging Growth Series..................                                                            May 1, 1995
 Emerging Markets Equity Series..........                                                             June 5, 1996
 Equity Income Series....................
 Global Asset Allocation Series..........                                                          November 7, 1994
 Global Governments Series...............                                                            May 16, 1988
 Global Growth Series....................                                                         November 16, 1993
 Global Total Return Series..............                                                          November 7, 1994
 Government Securities Series............                                                          August 12, 1985
 High Yield Series.......................                                                          August 13, 1985
 International Growth Series.............                                                            June 3, 1996
 International Growth and Income Series..                                                          October 2, 1995
 Managed Sectors Series..................                                                            May 27, 1988
 Massachusetts Investors Growth Stock
  Series.................................
 Massachusetts Investors Trust Series....                                                          December 5, 1986
 Money Market Series.....................                                                          August 29, 1985
 New Discovery Series....................
 Strategic Income Series.................
 Research Series.........................                                                          November 7, 1994
 Research Growth and Income Series.......                                                            May 12, 1997
 Research International Series...........
 Strategic Income Series.................
 Total Return Series.....................                                                            May 16, 1988
 Utilities Series........................                                                         November 16, 1993

------------------------
 *From commencement of investment operations

NON-STANDARDIZED COMPOUND GROWTH RATE

    The table below shows, for various Sub-Accounts of the Variable Account, the Non-Standardized Compound Growth Rate for the stated periods (or shorter period indicated in the note below), based upon a hypothetical investment, calculated in accordance with the formula set out under "Standardized Average Annual Return," except that no withdrawal charges or annual Account Fees have been deducted. If withdrawal charges or Account Fees were reflected, returns would be lower (see "Standardized Average Annual Total Return" and "Non-Standardized Average Annual Return"). For purposes of determining these investment results, the actual investment performance of each Fund of the MFS/Sun Life Series Trust is reflected from the date such Series commenced operations ("Inception"), although the Contracts have been offered only since June __, 2000. No information is shown for the Funds that have not commenced operations or that had been in operation for less than one year as of December 31, 1999.

                    NON-STANDARDIZED COMPOUND GROWTH RATE
                        PERIOD ENDING DECEMBER 31, 1999

                                             1 YEAR       5 YEAR       10 YEAR                        DATE OF
                                             PERIOD       PERIOD       PERIOD        LIFE*           INCEPTION
                                           -----------  -----------  -----------  -----------  ----------------------
 FUND:
 Bond Series.............................
 Capital Appreciation Series.............                                                         August 13, 1985
 Capital Opportunities Series............                                                           June 3, 1996
 Emerging Growth Series..................                                                           May 1, 1995
 Emerging Markets Equity Series..........                                                           June 5, 1996
 Equity Income Series....................
 Global Asset Allocation Series..........                                                         November 7, 1994
 Global Governments Series...............                                                           May 16, 1988
 Global Growth Series....................                                                        November 16, 1993
 Global Total Return Series..............                                                         November 7, 1994
 Government Securities Series............                                                         August 12, 1985
 High Yield Series.......................                                                         August 13, 1985
 International Growth Series.............                                                           June 3, 1996
 International Growth and Income Series..                                                         October 2, 1995
 Managed Sectors Series..................                                                           May 27, 1988
 Massachusetts Investors Growth Stock
 Series..................................
 Massachusetts Investors Trust Series....                                                         December 5, 1986
 Money Market Series.....................                                                         August 29, 1985
 New Discovery Series....................
 Strategic Income Series.................
 Research Series.........................                                                         November 7, 1994
 Research Growth and Income Series.......                                                           May 12, 1997
 Research International Series...........
 Strategic Income Series.................
 Total Return Series.....................                                                           May 16, 1988
 Utilities Series........................                                                        November 16, 1993

------------------------
 *From commencement of investment operations

ADDITIONAL NON-STANDARDIZED INVESTMENT PERFORMANCE:

          The Variable Account may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and sports. Such results may be computed on a "cumulative" and/or "annualized" basis.

          "Cumulative" quotations are arrived at by calculating the change in the Accumulation Unit value of a Sub-Account between the first and last day of the base period being measured, and expressing the difference as a percentage of the Accumulation Unit value at the beginning of the base period.

          "Annualized" quotations are calculated by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

                           ADVERTISING AND SALES LITERATURE

          As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

          A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

          DUFF & PHELPS CREDIT RATING Company's Insurance Company Claims Paying Ability Rating is an independent evaluation by a nationally accredited rating organization of an insurance company's ability to meet its future obligations under the contracts and products it sells. The rating takes into account both quantitative and qualitative factors.

          LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

          STANDARD & POOR's insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

          VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

          MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

          STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

          NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market valueweighted and was introduced with a base of 100.00 on February 5, 1971.


          DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.


          MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and "style box" matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

          IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

          In its advertisements and other sales literature for the Variable Account and the Series Fund, the Company may illustrate the advantages of the Contracts in a number of ways:

          DOLLAR COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.


          SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.


          THE COMPANY'S OR MFS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.

          THE COMPANY'S OR MFS' ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Duff & Phelps and A.M. Best Company above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria. For example, at December 31, 1998 the Company was the ___ largest U.S. life insurance company based upon overall assets and its ultimate parent company, Sun Life Assurance Company of Canada, was the ___ largest.

          COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

          The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

          The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how three different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. And the third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.

--------------------------------------------------------------------------------
                                      10 YEARS       20 YEARS       30 YEARS
--------------------------------------------------------------------------------
 Non-Tax-Deferred Account              $16,856        $28,413       $ 47,893
--------------------------------------------------------------------------------
 Tax-Deferred Account                  $21,589        $46,610       $100,627
--------------------------------------------------------------------------------
 Tax-Deferred Account After            $17,765        $34,528       $ 70,720
--------------------------------------------------------------------------------
 Paying Taxes
--------------------------------------------------------------------------------

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE CONTRACTS OR ANY OF THE INVESTMENT OPTIONS THEREUNDER. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59 1/2, A 10% FEDERAL PENALTY TAX.

TAX DEFERRED ACCUMULATION

     In general, individuals who own annuity contracts are not taxed on increases in the value of their annuity contracts until some form of distribution is made under the contract. As a result, the annuity contract would benefit from tax deferral during the contract's accumulation phase; this would have the effect of permitting an investment in an annuity contract to grow more rapidly that a comparable investment under which increases in value are taxed on a current basis.

     In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax deferred compounding on the Variable Account's investment returns under the various Purchase Payment Interest Options or upon returns in general. We may illustrate these effects in charts or graphs and from time to time may include comparisons of returns under the Contracts or in general on a tax deferred basis, with the returns on a taxable basis. Different tax rates may be assumed. Any such illustrative chart or graph would show accumulations on an initial investment or Purchase Payment, assuming a given amount (including the applicable interest credit), hypothetical gross annual returns compounded annually, and a stated rate of return. The values shown for the taxable investment would not include any deduction for management fees or other expenses, but would assume the annual deduction of federal and state taxes from investment returns. The values shown for the Contracts in a chart would reflect the deduction of Contract expenses, such as the mortality and expense risk charge, the 0.15% administrative charge, and the $50 annual Account Fee. In addition, the values shown would assume that the Participant has not surrendered his or her Contract or made any partial surrenders until the end of the period shown. The chart would assume a full surrender at the end of the period shown and the payment of federal and state taxes, at a rate of not more than 33%, on the amount in excess of the Purchase Payments.

     In developing illustrative tax deferral charts, we will observe these general principles:

         -  The assumed rate of earnings will be realistic.
         - The illustrative chart will accurately depict the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges under the Contract.
         - Charts comparing accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender.
         - A narrative accompanying the chart will prominently disclose that there may be a 10% tax penalty on a surrender by a Participant who has not reached age 59 1/2 at the time of surrender.

     The rates of return illustrated in any chart would be hypothetical and are not an estimate or guaranty of performance. Actual tax returns may vary for among Participants.

                                 CALCULATIONS [REVISE]

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

     Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go "ex-dividend" during the current Valuation Period. $18.38 divided by $18.32 is 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00004280 (the daily equivalent of the current maximum charge of 1.55% on an annual basis) gives a net investment factor of
1.00323231. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6116444 (14.5645672 X 1.00323231).

EXAMPLE OF VARIABLE ANNUITY UNIT CALCULATION

     Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been
12.3456789. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.3456789 (12.3456789 X 1.00323648 (the Net Investment Factor (based on the daily equivalent of maximum annuity phase charge of 1.40% on an annual basis) X 0.99991902). 0.99991902 is the factor, for a one day Valuation Period, that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATION

    Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are
14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.3846325. The first variable annuity payment would be $865.57 (8,765.4321 X 14.5645672 X 6.78 divided by 1,000). The number of annuity units credited would be
70.1112 ($865.57 divided by 12.3456789) and the second variable annuity payment would be $868.30 (70.1112 X 12.3846325).

                           DISTRIBUTION OF THE CONTRACTS

          We offer the Contracts on a continuous basis. The Contracts are sold by licensed insurance agents in those states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company. Clarendon is registered with the SEC under the Securities Exchange Act of 1934 as broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company and its wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, and variable life insurance contracts issued by the Company.


          Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 2.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. The Company reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions will not be paid with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contracts, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading "Waivers; Reduced Charges; Bonus Guaranteed Interest Rates."


                       DESIGNATION AND CHANGE OF BENEFICIARY

          The Beneficiary designation in the Application will remain in effect until changed.


          Subject to the rights of an irrevocably designated Beneficiary, you may change or revoke the designation of Beneficiary by filing the change or revocation with us in the form we require. The change or revocation will not be binding on us until we receive it. When we receive it, the change or revocation will be effective as of the date on which it was signed, but the change or revocation will be without prejudice to us on account of any payment we make or any action we take before receiving the change or revocation.

          Please refer to the terms of your particular retirement plan and any applicable legislation for any restrictions on the beneficiary designation.

                                     CUSTODIAN

          We are the Custodian of the assets of the Variable Account. We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

                                FINANCIAL STATEMENTS

          The Financial Statements of Sun Life of Canada (U.S.) Variable Account F for the year ended December 31, 1999 included in this Statement of Additional Information have been audited by __________________, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           [To be Inserted by Amendment]

                     SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                     C/O RETIREMENT PRODUCTS AND SERVICES
                     P.O. BOX 1024
                     BOSTON, MASSACHUSETTS  02103

                     TELEPHONE:
                     Toll Free (800) 752-7215
                     In Massachusetts (617) 348-9600

                     GENERAL DISTRIBUTOR
                     Clarendon Insurance Agency, Inc.
                     One Sun Life Executive Park
                     Wellesley Hills, Massachusetts  02481

                     AUDITORS

                     200 Berkeley Street
                     Boston, Massachusetts  02116

                                                                JUNE __, 2000


                                FUTURITY FOCUS II

                             VARIABLE AND FIXED ANNUITY

                        STATEMENT OF ADDITIONAL INFORMATION

                    SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

                                 TABLE OF CONTENTS

Calculation of Performance Data ............................................. 2
Advertising and Sales Literature ............................................ 9
Tax Deferred Accumulation....................................................12
Calculations ................................................................13
     Example of Variable Accumulation Unit Value Calculation.................13
     Example of Variable Annuity Unit Calculation ...........................13
     Example of Variable Annuity Payment Calculation ........................13
Distribution of the Contracts ...............................................13
Designation and Change of Beneficiary .......................................14
Custodian ...................................................................14
Financial Statements ........................................................14

          The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of Futurity Focus II Variable and Fixed Annuity Contracts (the "Contracts") issued by Sun Life Assurance Company of Canada (U.S.) (the "Company") in connection with Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") which is not included in the Prospectus dated June __, 2000. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Assurance Company of Canada (U.S.), c/o Retirement Products and Services, P.O. Box 9133, Boston, Massachusetts 02117, or by telephoning (617) 348-9600 or (888) 786-2435.

          The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.


--------------------------------------------------------------------------------
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

                          CALCULATION OF PERFORMANCE DATA
                            AVERAGE ANNUAL TOTAL RETURN:


          The table below shows, for various Sub-Accounts of the Variable Account, the Average Annual Total Return for the stated periods (or shorter period indicated in the note below), based upon a hypothetical initial
Purchase Payment of $1,000, calculated in accordance with the formula set out after the table. For purposes of determining the investment results in this table, the actual investment performance of each Fund is reflected from the date the Fund commenced operations ("Inception"), although the Contracts have been offered only since June __, 2000. No information is shown for the Funds that have not commenced operations or that have been in operation for less than one year.

          The Securities and Exchange Commission defines "standardized" total return information to mean Average Annual Total Return, based on a hypothetical initial purchase payment of $1,000 and calculated in accordance with the formula set forth after the table, but presented only for periods subsequent to the commencement of the offering of the Futurity annuities. Since as of the date of the Prospectus the Company has been offering the Futurity annuities for less than a year, no standardized total return information is currently provided. Standardized total return information will be provided after the Sub-Accounts have been in operation for one year.


                             AVERAGE ANNUAL TOTAL RETURN
                           PERIOD ENDING DECEMBER 31, 1999

                                                                                         10 YEAR          FUND
                                                              1 YEAR   3 YEAR   5 YEAR     OR           INCEPTION
FUND                                                          PERIOD   PERIOD   PERIOD   LIFE(1)          DATE
----                                                          ------   ------   ------   -------   -------------------
AIM V.I. Capital Appreciation Fund                                                                        May 5, 1993
AIM V.I. Growth Fund                                                                                      May 5, 1993
AIM V.I. Growth and Income Fund                                                                           May 2, 1994
AIM V.I. International Equity Fund                                                                        May 5, 1993
Alger American Growth Portfolio                                                                       January 1, 1989
Alger American Income and Growth Portfolio                                                          November 15, 1988
Alger American Small Capitalization Portfolio                                                      September 21, 1988
Goldman Sachs VIT CORE-SM- Large Cap Growth Fund                                                    February 13, 1998
Goldman Sachs VIT CORE-SM- Small Cap Equity Fund                                                    February 13, 1998
Goldman Sachs VIT CORE-SM- U.S. Equity Fund                                                         February 13, 1998
Goldman Sachs VIT Growth and Income Fund                                                             January 12, 1998
Goldman Sachs VIT International Equity Fund                                                          January 12, 1998
J.P. Morgan U.S. Disciplined Equity Portfolio (2)                                                     January 3, 1995
J.P. Morgan International Opportunities Portfolio (2)                                                 January 3, 1995
J.P. Morgan Small Company Portfolio (2)                                                               January 3, 1995
Lord Abbett Growth and Income Portfolio                                                              December 1, 1989
MFS/Sun Life Capital Appreciation Series                                                                June 12, 1985
MFS/Sun Life Emerging Growth Series                                                                       May 1, 1995
MFS/Sun Life Government Securities Series                                                               June 12, 1985
MFS/Sun Life High Yield Series                                                                          June 12, 1985
MFS/Sun Life Utilities Series                                                                       November 16, 1993
MFS/Sun Life New Discovery Series                                                                         May 5, 1998
MFS/Sun Life Massachusetts Investors Growth Series                                                         May 1, 1998
MFS/Sun Life Total Return Series                                                                         May 16, 1988
MFS/Sun Life Massachusetts Investors Trust                                                           December 5, 1986
OCC Equity Portfolio (3)                                                                               August 1, 1988
OCC Managed Portfolio (3)                                                                              August 1, 1988
OCC Mid Cap Portfolio                                                                                February 9, 1998
OCC Small Cap Portfolio (3)                                                                            August 1, 1988
Sun Capital Blue Chip Mid Cap Fund
Sun Capital Investment Grade Bond Fund                                                               December 7, 1998
Sun Capital Investors Foundation Fund
Sun Capital Money Market Fund                                                                        December 7, 1998
Sun Capital Real Estate Fund                                                                         December 7, 1998
Sun Capital Select Equity Fund


(1) From commencement of investment operations.

(2) From January 3, 1995 (commencement of operations) to December 31, 1996, Chubb Investment Advisory Corporation ("Chubb Investment Advisory"), a wholly owned subsidiary of Chubb Life Insurance Company of America, served as each of these Fund's investment manager, and Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Investment Management Inc. ("J.P. Morgan") served as such Fund's sub-investment adviser. Effective January 1, 1997, J.P. Morgan began serving as each Fund's investment adviser.

(3) On September 16, 1994, an investment company then called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds, the Old Trust and the OCC Accumulation Trust, at which time the OCC Accumulation Trust commenced operations. The total net assets for each of the Equity, Managed and Small Cap Portfolios immediately after the transaction were $86,789,755, $682,601,380, and $139,812,573, respectively, with respect to the Old Trust, and for each of the Equity, Managed and Small Cap Portfolios, $3,764,598,
    $51,345,102, and $8,129,274, respectively, with respect to the OCC Accumulation Trust. The Equity, Managed and Small Cap Portfolios commenced operations on August 1, 1998. For the period prior to September 16, 1994, the performance figures above for each of the Equity, Managed, and Small Cap Portfolios reflect the performance of the corresponding Portfolios of the Old Trust.

          The length of the period and the last day of each period used in the above table are set out in the table heading and in the footnotes above. The Average Annual Total Return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, in accordance with the following formula:

                                         n
                                 P(l + T)  = ERV
     Where:    P = a hypothetical initial Purchase Payment of $1,000
               T = average annual total return for the period n = number of years
             ERV = redeemable value (as of the end of the period) of a
                   hypothetical $1,000 Purchase Payment made at the beginning of the 1-year, 5-year, or 10-year period (or fractional portion thereof)

The formula assumes that: 1) all recurring fees have been deducted from the Participant's Account; 2) all applicable non-recurring Contract charges are deducted at the end of the period, and 3) there will be a full surrender at the end of the period.

          The $50 annual Account Fee will be allocated among the Sub-Accounts so that each Sub-Account's allocated portion of the Account Fee is proportional to the percentage of the number of Individual Contracts and Certificates that have amounts allocated to that Sub-Account. Because the impact of Account Fees on a particular Contract may differ from those assumed in the computation due to differences between actual allocations and the assumed ones, the total return that would have been experienced by an actual Contract over these same time periods may have been different from that shown above.

ADDITIONAL NON-STANDARDIZED INVESTMENT PERFORMANCE:

          The Variable Account may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and sports. Such results may be computed on a "cumulative" and/or "annualized" basis.

          "Cumulative" quotations are arrived at by calculating the change in the Accumulation Unit value of a Sub-Account between the first and last day of the base period being measured, and expressing the difference as a percentage of the Accumulation Unit value at the beginning of the base period.

          "Annualized" quotations (described in the following table as "Compound Growth Rate") are calculated by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity Focus II Contract, this many years ago...                                                         on December 31, 1999


         AIM V.I. CAPITAL APPRECIATION FUND                                               AIM V.I. GROWTH FUND

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate                 Years       Periods        Amount      Rate       Rate
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99
  2    12/31/97-12/31/98                                                 2    12/31/97-12/31/98
  3    12/31/96-12/31/98                                                 3    12/31/96-12/31/98
  4    12/31/95-12/31/98                                                 4    12/31/95-12/31/98
  5    12/31/94-12/31/98                                                 5    12/31/94-12/31/98

Life   05/05/93-12/31/99                                               Life   05/05/93-12/31/99

          AIM V.I. GROWTH AND INCOME FUND                                           AIM V.I. INTERNATIONAL EQUITY FUND

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate                 Years       Periods        Amount      Rate       Rate
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99
  2    12/31/97-12/31/98                                                 1    12/31/97-12/31/98
  3    12/31/96-12/31/98                                                 2    12/31/96-12/31/98
  4    12/31/95-12/31/98                                                 3    12/31/95-12/31/98
  5    12/31/94-12/31/98                                                 4    12/31/94-12/31/98
                                                                         5    12/31/93-12/31/98

Life  05/02/94-12/31/99                                                Life   05/05/93-12/31/99

          ALGER AMERICAN GROWTH PORTFOLIO                                       ALGER AMERICAN INCOME AND GROWTH PORTFOLIO

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate                 Years       Periods        Amount      Rate       Rate
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99
  2    12/31/97-12/31/98                                                 2    12/31/97-12/31/98
  3    12/31/96-12/31/98                                                 3    12/31/96-12/31/98
  4    12/31/95-12/31/98                                                 4    12/31/95-12/31/98
  5    12/31/94-12/31/98                                                 5    12/31/94-12/31/98
                                                                        10    12/31/89-12/31/99

Life   01/09/89-12/31/99                                               Life   11/15/88-12/31/99


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity Focus II Contract, this many years ago...                                                         on December 31, 1999

    ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO                          GOLDMAN SACHS VIT CORE-SM- LARGE CAP GROWTH FUND

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate                 Years       Periods        Amount      Rate       Rate*
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99
  2    12/31/97-12/31/98
  3    12/31/96-12/31/98
  4    12/31/95-12/31/98
  5    12/31/94-12/31/98
 10    12/31/88-12/31/99

Life   09/21/88-12/31/99                                               Life   02/13/98-12/31/99

    GOLDMAN SACHS VIT CORE-SM- SMALL CAP EQUITY FUND                          GOLDMAN SACHS VIT CORE-SM- U.S. EQUITY FUND

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate*                Years       Periods        Amount      Rate       Rate*
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99

Life   02/13/98-12/31/99                                               Life   02/13/98-12/31/99

    GOLDMAN SACHS VIT CORE-SM- GROWTH AND INCOME FUND                         GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate*                Years       Periods        Amount      Rate       Rate*
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99

Life   01/12/98-12/31/99                                               Life   01/12/98-12/31/99

             J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO                  J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate                 Years       Periods        Amount      Rate       Rate
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99
  2    12/31/97-12/31/98   $12,154    21.54%     21.54%                  2    12/31/97-12/31/98
  3    12/31/96-12/31/98   $16,647    66.47%     29.02%                  3    12/31/96-12/31/98
  4    12/31/95-12/31/98   $18,252    82.52%     22.21%                  4    12/31/95-12/31/98

Life   01/03/95-12/31/99   $24,139   141.39%     24.68%                Life   01/03/95-12/31/99


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity Focus II Contract, this many years ago...                                                         on December 31, 1999

         J.P. MORGAN SMALL COMPANY PORTFOLIO                                      LORD ABBETT GROWTH AND INCOME PORTFOLIO

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate                 Years       Periods        Amount      Rate       Rate
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99
  2    12/31/97-12/31/98                                                 2    12/31/97-12/31/98
  3    12/31/96-12/31/98                                                 3    12/31/96-12/31/98
  4    12/31/95-12/31/98                                                 4    12/31/95-12/31/98
                                                                         5    12/31/94-12/31/98

Life   01/03/95-12/31/99                                               Life   12/11/89-12/31/99

         MFS/SUN LIFE CAPITAL APPRECIATION SERIES                                   MFS/SUN LIFE EMERGING GROWTH SERIES

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate                 Years       Periods        Amount      Rate       Rate
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99
  2    12/31/97-12/31/98                                                 2    12/31/97-12/31/98
  3    12/31/96-12/31/98                                                 3    12/31/96-12/31/98
  4    12/31/95-12/31/98                                                 4    12/31/95-12/31/98
  5    12/31/94-12/31/98
 10    12/31/88-12/31/98

Life   06/12/85-12/31/99                                               Life   05/01/95-12/31/99

        MFS/SUN LIFE GOVERNMENT SECURITIES SERIES                                    MFS/SUN LIFE HIGH YIELD SERIES

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate                 Years       Periods        Amount      Rate       Rate
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99
  2    12/31/97-12/31/98  $10,717     7.17%      7.17%                   2    12/31/97-12/31/98
  3    12/31/96-12/31/98  $11,485    14.85%      7.17%                   3    12/31/96-12/31/98
  4    12/31/95-12/31/98  $11,500    15.00%      4.77%                   4    12/31/95-12/31/98
  5    12/31/94-12/31/98  $13,333    33.33%      7.46%                   5    12/31/94-12/31/98
 10    12/31/88-12/31/99  $19,723    97.23%      7.03%                  10    12/31/88-12/31/99

Life   06/12/85-12/31/99  $25,328   153.28%      7.09%                 Life   06/12/85-12/31/99


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity Focus II Contract, this many years ago...                                                         on December 31, 1999


         MFS/SUN LIFE NEW DISCOVERY SERIES                                 MFS/SUN LIFE TOTAL RETURN SERIES

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate*                Years       Periods        Amount      Rate       Rate*
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99
                                                                         2    12/31/97-12/31/98
                                                                         3    12/31/96-12/31/98
                                                                         4    12/31/95-12/31/98
                                                                         5    12/31/94-12/31/98
                                                                        10    12/31/88-12/31/99

Life   05/05/98-12/31/99                                               Life   05/16/86-12/31/99

    MFS/SUN LIFE MASSACHUSETTS INVESTORS GROWTH SERIES                     MFS/SUN LIFE MASSACHUSETTS INVESTORS TRUST SERIES

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate*                Years       Periods        Amount      Rate       Rate
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99
                                                                         2    12/31/97-12/31/98
                                                                         3    12/31/96-12/31/98
                                                                         4    12/31/95-12/31/98
                                                                         5    12/31/94-12/31/98
                                                                        10    12/31/88-12/31/99

Life   05/05/98-12/31/99                                               Life   12/05/86-12/31/99


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity Focus II Contract, this many years ago...                                                         on December 31, 1999

               MFS/SUN LIFE UTILITIES SERIES                                             OCC EQUITY PORTFOLIO

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate                 Years       Periods        Amount      Rate       Rate
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99
  2    12/31/97-12/31/98                                                 2    12/31/97-12/31/98
  3    12/31/96-12/31/98                                                 3    12/31/96-12/31/98
  4    12/31/95-12/31/98                                                 4    12/31/95-12/31/98
  5    12/31/94-12/31/98                                                 5    12/31/94-12/31/98
                                                                        10    12/31/88-12/31/98

Life   11/16/93-12/31/99                                               Life   08/01/88-12/31/99

              OCC MANAGED PORTFOLIO                                                         OCC MID CAP PORTFOLIO

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate                 Years       Periods        Amount      Rate       Rate*
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99
  2    12/31/97-12/31/98
  3    12/31/96-12/31/98
  4    12/31/95-12/31/98
  5    12/31/94-12/31/98
 10    12/31/88-12/31/98

Life   08/01/88-12/31/99                                               Life   02/09/98-12/31/99


               OCC SMALL CAP PORTFOLIO                                   SUN CAPITAL BLUE CHIP MID CAP FUND

Number                              Cumulative  Compound        Number                              Cumulative  Compound
  of                                  Growth     Growth           of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate          Years       Periods        Amount      Rate       Rate*
  1    12/31/98-12/31/99
  2    12/31/97-12/31/98
  3    12/31/96-12/31/98
  4    12/31/95-12/31/98
  5    12/31/94-12/31/98
 10    12/31/88-12/31/98

Life   08/01/88-12/31/99                                        Life           -12/31/99


                SUN CAPITAL INVESTMENT GRADE BOND FUND                           SUN CAPITAL INVESTORS FOUNDATION FUND

      Number                              Cumulative  Compound         Number                              Cumulative  Compound
        of                                  Growth     Growth            of                                  Growth     Growth
      Years       Periods        Amount      Rate       Rate*          Years       Periods        Amount      Rate       Rate*
        1    12/31/98-12/31/99






      Life   12/07/98-12/31/99                                            Life           -12/31/99


           SUN CAPITAL MONEY MARKET FUND                                           SUN CAPITAL REAL ESTATE FUND

Number                              Cumulative  Compound               Number                              Cumulative  Compound
  of                                  Growth     Growth                  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate*                Years       Periods        Amount      Rate       Rate*
  1    12/31/98-12/31/99                                                 1    12/31/98-12/31/99

Life   12/07/98-12/31/99                                               Life   12/07/98-12/31/99



            SUN CAPITAL SELECT EQUITY FUND

Number                              Cumulative  Compound
  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate

Life           -12/31/99




* For periods of less than one year, the growth rates listed are not annualized.

                           ADVERTISING AND SALES LITERATURE

          As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

          A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

          DUFF & PHELPS CREDIT RATING Company's Insurance Company Claims Paying Ability Rating is an independent evaluation by a nationally accredited rating organization of an insurance company's ability to meet its future obligations under the contracts and products it sells. The rating takes into account both quantitative and qualitative factors.

          LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

          STANDARD & POOR'S insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

          VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

          MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

          STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

          NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market valueweighted and was introduced with a base of 100.00 on February 5, 1971.

          DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

          MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and "style box" matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

          IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

          In its advertisements and other sales literature for the Variable Account and the Series Fund, the Company intends to illustrate the advantages of the Contracts in a number of ways:

          DOLLAR COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

          SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

          THE COMPANY'S AND THE FUNDS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.

          THE COMPANY'S ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Duff & Phelps and A.M. Best Company above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria. For example, at December 31, 1998, the Company was the ___ largest U.S. life insurance company based upon overall assets and its ultimate parent company, Sun Life Assurance Company of Canada, was the ___ largest.

          COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

          The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

          The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how three different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. And the third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.

--------------------------------------------------------------------------------
                                      10 YEARS       20 YEARS       30 YEARS
--------------------------------------------------------------------------------
 Non-Tax-Deferred Account              $16,856        $28,413       $ 47,893
--------------------------------------------------------------------------------
 Tax-Deferred Account                  $21,589        $46,610       $100,627
--------------------------------------------------------------------------------
 Tax-Deferred Account After            $17,765        $34,528       $ 70,720
--------------------------------------------------------------------------------
 Paying Taxes
--------------------------------------------------------------------------------

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE CONTRACTS OR ANY OF ITS INVESTMENT OPTIONS. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59 1/2, A 10% FEDERAL PENALTY TAX.

TAX DEFERRED ACCUMULATION

     In general, individuals who own annuity contracts are not taxed on increases in the value of their annuity contracts until some form of distribution is made under the contract. As a result, the annuity contract would benefit from tax deferral during the contract's accumulation phase; this would have the effect of permitting an investment in an annuity contract to grow more rapidly that a comparable investment under which increases in value are taxed on a current basis.

     In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax deferred compounding on the Variable Account's investment returns under the various Purchase Payment Interest Options or upon returns in general. We may illustrate these effects in charts or graphs and from time to time may include comparisons of returns under the Contracts or in general on a tax deferred basis, with the returns on a taxable basis. Different tax rates may be assumed. Any such illustrative chart or graph would show accumulations on an initial investment or Purchase Payment, assuming a given amount (including the applicable interest credit), hypothetical gross annual returns compounded annually, and a stated rate of return. The values shown for the taxable investment would not include any deduction for management fees or other expenses, but would assume the annual deduction of federal and state taxes from investment returns. The values shown for the Contracts in a chart would reflect the deduction of Contract expenses, such as the mortality and expense risk charge, the 0.15% administrative charge, and the $50 annual Account Fee. In addition, the values shown would assume that the Participant has not surrendered his or her Contract or made any partial surrenders until the end of the period shown. The chart would assume a full surrender at the end of the period shown and the payment of federal and state taxes, at a rate of not more than 33%, on the amount in excess of the Purchase Payments.

     In developing illustrative tax deferral charts, we will observe these general principles:

         -  The assumed rate of earnings will be realistic.
         - The illustrative chart will accurately depict the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges under the Contract.
         - Charts comparing accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender.
         - A narrative accompanying the chart will prominently disclose that there may be a 10% tax penalty on a surrender by a Participant who has not reached age 59 1/2 at the time of surrender.

     The rates of return illustrated in any chart would be hypothetical and are not an estimate or guaranty of performance. Actual tax returns may vary for among Participants.

                                     CALCULATIONS

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

     Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go "ex-dividend" during the current Valuation Period. $18.38 divided by $18.32 is 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00004280 (the daily equivalent of the current maximum charge of 1.55% on an annual basis) gives a net investment factor of
1.00323231. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6116444 (14.5645672 X 1.00323231).

EXAMPLE OF VARIABLE ANNUITY UNIT CALCULATION

     Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been
12.3456789. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.3456789 (12.3456789 X 1.00323648 (the Net Investment Factor) (based on the daily equivalent of maximum annuity phase charge of 1.40% on an annual basis) X 0.99991902). 0.99991902 is the factor, for a one day Valuation Period, that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATION

    Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.3846153. The first variable annuity payment would be $865.57 (8,765.4321 X 14.5645672 X
6.78 divided by 1,000).  The number of annuity units credited would be
70.1112 ($865.57 divided by 12.3456789) and the second variable annuity payment would be $868.30 (70.1112 X 12.3846153).

                           DISTRIBUTION OF THE CONTRACTS

          We offer the Contracts on a continuous basis. The Contracts are sold by licensed insurance agents in those states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company. Clarendon is registered with the SEC under the Securities Exchange Act of 1934 as broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company and its wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, and variable life insurance contracts issued by the Company.

          Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 2.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 0.50% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. The Company reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions will not be paid with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contracts, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading "Waivers; Reduced Charges; Credits; Bonus Guaranteed Interest Rates."

                       DESIGNATION AND CHANGE OF BENEFICIARY

          The Beneficiary designation in the Application will remain in effect until changed.

          Subject to the rights of an irrevocably designated Beneficiary, you may change or revoke the designation of Beneficiary by filing the change or revocation with us in the form we require. The change or revocation will not be binding on us until we receive it. When we receive it, the change or revocation will be effective as of the date on which it was signed, but the change or revocation will be without prejudice to us on account of any payment we make or any action we take before receiving the change or revocation.

          Please refer to the terms of your particular retirement plan and any applicable legislation for any restrictions on the beneficiary designation.

                                     CUSTODIAN

          We are the Custodian of the assets of the Variable Account. We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

                                FINANCIAL STATEMENTS


          The Financial Statements of Sun Life of Canada (U.S.) Variable Account F for the year ended December 31, 1999 included in this Statement of Additional Information have been audited by ____________________________, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                            [TO BE INSERTED BY AMENDMENT]

                     SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                     C/O RETIREMENT PRODUCTS AND SERVICES
                     P.O. BOX 9133
                     BOSTON, MASSACHUSETTS  02117

                     TELEPHONE:
                     Toll Free (888) 786-2435
                     In Massachusetts (617) 348-9600

                     GENERAL DISTRIBUTOR
                     Clarendon Insurance Agency, Inc.
                     One Sun Life Executive Park
                     Wellesley Hills, Massachusetts  02481

                     AUDITORS

                     ___________________
                     200 Berkeley Street
                     Boston, Massachusetts  02116

                                       PART C

                                 OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

         (a) The following Financial Statements are included in the Registration Statement:

          Included in Part A:

             A. Condensed Financial Information - Accumulation Unit Values (to be filed by amendment).


             B. Financial Statements of the Depositor (to be filed by amendment):

                       1. Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus, December 31, 1999 and 1998;
                       2. Statutory Statements of Operations, Years Ended December 31, 1999, 1998 and 1997;
                       3. Statutory Statements of Changes in Capital Stock and Surplus, Years Ended December 31, 1999, 1998 and 1997;
                       4. Statutory Statements of Cash Flow, Years Ended December 31, 1999, 1998 and 1997;
                       5.     Notes to Statutory Financial Statements; and
                       6.     Independent Auditors' Report.

         Included in Part B

             A. Financial Statements of the Registrant (to be filed by amendment):

                       1.     Statement of Condition, December 31, 1999;
                       2.     Statement of Operations, Year Ended December 31,
                              1999;
                       3. Statements of Changes in Net Assets, Years Ended December 31, 1999 and December 31, 1998;
                       4.     Notes to Financial Statements; and
                       5.     Independent Auditors' Report.

         (b) The following Exhibits are incorporated in the Registration Statement by reference unless otherwise indicated:

              (1) Resolution of Board of Directors of the depositor dated December 3, 1985 authorizing the establishment of the Registrant (Incorporated herein by reference to Exhibit 1 to the Registration Statement of the Registrant on Form N-4, File No. 333-37907, filed on October 14,
                              1997);

              (2)             Not Applicable;

              (3)(a) Distribution Agreement between the Depositor, Massachusetts Financial Services Company and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Exhibit 3(a) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-4, File No. 333-37907, filed on January 16, 1998);

                 (b)(i) Specimen Sales Operations and General Agent Agreement (Incorporated herein by reference to Exhibit 3(b)(i) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-4, File No. 333-37907, filed on January 16,
                              1998);

                 (b)(ii) Specimen Broker-Dealer Supervisory and Service Agreement (Incorporated herein by reference to Exhibit 3(b)(ii) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-4, File No. 333-37907, filed on January 16,
                              1998); and

                 (b)(iii) Specimen Registered Representatives Agent Agreement (Incorporated herein by reference to Exhibit 3(b)(iii) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-4, File No. 333-37907, filed on January 16, 1998);

              (4)(a)(i) Form of Flexible Payment Combination Fixed/Variable Group Annuity Contract (MFS Regatta Choice) (To be filed by amendment);

                 (a)(ii) Form of Flexible Payment Combination Fixed/ Variable Group Annuity Contract (Futurity III) (To be filed by amendment);

                 (b)(i)       Form of Certificate to be
                              issued in connection with Contract filed as
                              Exhibit 4(a)(i) (MFS Regatta Choice) (To be filed by amendment);

                 (b)(ii)      Form of Certificate to be
                              issued in connection with Contract filed as
                              Exhibit 4(a)(ii) (Futurity III) (To be filed by amendment);

                 (c)(i) Form of Flexible Payment Combination Fixed/Variable Individual Annuity Contract (MFS Regatta Choice) (To be filed by amendment);

                 (c)(ii) Form of Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Futurity III) (To be filed by amendment);

              (5)(a)(i)       Form of Application to be used with
                              Contract filed as Exhibit 4(a)(i) (MFS Regatta Choice) (To be filed by amendment);

                 (a)(ii)      Form of Application to be used with
                              Contract filed as Exhibit 4(a)(ii) (Futurity III) (To be filed by amendment);

                 (b)(i)       Form of Application to be used with
                              Certificate filed as Exhibit 4(b)(i) and Contract filed as Exhibit 4(c)(i) (MFS Regatta Choice) (To be filed by amendment);

                 (b)(ii)      Form of Application to be used with
                              Certificate filed as Exhibit 4(b)(ii) and Contract filed as Exhibit 4(c)(ii) (Futurity III) (To be filed by amendment);

              (6) Certificate of Incorporation and By-laws of the Depositor (Incorporated herein by reference to Exhibits 3(a) and 3(b), respectively, to the Registration Statement of the Depositor on Form S-1, File No. 333-37907, filed on October 14,
                              1997);

              (7)             Not Applicable;

              (8)(a) Form of Participation Agreement by and between The Alger American Fund, the Depositor, and Fred Alger and Company, Incorporated (Filed as
                              Exhibit 8(a) to Post-Effective Amendment No. 13 to the Registration Statement of the Registrant on Form N-4, File No. 33-41628, filed April 26,
                              1999);

                 (b)(i) Form of Participation Agreement dated February 17, 1998 by and between Goldman Sachs Variable, Insurance Trust, Goldman Sachs & Co. and the Depositor (Filed as Exhibit 8(b)(i) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                    (ii) Form of Amendment No. 1 dated December 14, 1998 to Participation Agreement filed as Exhibit 8(b)(i) (Filed as Exhibit 8(b)(ii) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                    (iii) Form of Amendment No. 2 dated as of March 15, 1999 to Participation Agreement filed as
                              Exhibit 8(b)(i) (Filed as Exhibit 8(b)(iii) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                 (c) Form of Fund Participation Agreement between Depositor and J.P. Morgan Services Trust II (Filed as Exhibit 8(c) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                 (d) Form of Participation Agreement dated February 17, 1998 by and among MFS/Sun Life Services Trust, the Depositor and Massachusetts Financial Services Company (Filed as Exhibit 8(d) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                 (e) Form of Participation Agreement dated February 17, 1998 by and among OCC Accumulation Trust, the Depositor and OCC Distributors (Filed as Exhibit 8(e) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                 (f) Form of Participation Agreement dated February, 1998 by and among the Depositor, Warburg Pincus Trust, Warburg Pincus Asset Management, Inc. and Counsellors Securities, Inc. (Filed as Exhibit 8(f) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                 (g) Form of Participation Agreement dated February 17, 1998 by and among the Depositor, AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and Clarendon Insurance Agency, Inc. (Filed as
                              Exhibit 8(g) to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-82957, filed on February 3, 2000);

                 (h) Form of Participation Agreement dated August 18, 1999 by and among the Depositor, Sun Capital Advisers Trust and Sun Capital Advisers, Inc. (Filed as Exhibit 8(h) to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-82957, filed on February 3,
                              2000);

              (9) Opinion of Counsel as to the legality of the securities being registered and Consent to its use*;

             (10)             Consent of Independent Auditors
                              (To be filed by Amendment);

             (11) Financial Statement Schedules I and VI (Incorporated herein by reference to the Depositor's Form 10-K Annual Report for the fiscal year ended December 31, 1999, filed on ________, 2000) (To be filed by Amendment);

             (12)             Not Applicable;

             (13) Schedule for Computation of Performance Quotations (Incorporated by reference to
                              Exhibit 13 to Post-Effective Amendment No. 10 to the Registration Statement of the Registrant on Form N-4, File No. 33-41628, filed on
                              April 29, 1998);

             (14)             Not Applicable;

             (15)(a) Powers of Attorney (Filed as Exhibit 15 to the Registration Statement on Form S-6,
                              File No. 333-94359, filed January 10, 2000)

                 (b)          Power of Attorney of David D. Horn (Filed as
                              Exhibit 15(b) to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-82957, filed February 3, 2000); and

             (16) Organizational Chart (Filed as Exhibit 16 to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File
                              No. 333-82957, filed February 3, 2000)


* Filed herewith

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

          Name and                             Principal Positions and Offices
          Business Address                     with Depositor
          ----------------                     --------------

          Donald A. Stewart                    Chairman and Director
          150 King Street West
          Toronto, Ontario
          Canada M5H 1J9

          C. James Prieur                      Vice Chairman and Director
          One Sun Life Executive Park
          Wellesley Hills, MA 02481

          James A. McNulty, III                President and Director
          One Sun Life Executive Park
          Wellesley Hills, MA 02481

          Richard B. Bailey                    Director
          63 Atlantic Avenue
          Boston, MA 02110

          Gregory W. Gee                       Director
          150 King Street West
          Toronto, Ontario
          Canada M5H 1J9

          David D. Horn                        Director
          Strong Road
          New Vineyard, ME 04956

          Angus A. MacNaughton                 Director
          c/o Genstar Investment Corporation
          555 California Street, Suite 4850
          San Francisco, CA 94104

          S. Caesar Raboy                      Director
          220 Boylston Street
          Boston, MA 02110

          Name and                           Principal Positions and Offices
          Business Address                   with Depositor
          ----------------                   --------------

          Davey Scoon                        Vice President, Finance and
          One Sun Life Executive Park        Treasurer
          Wellesley Hills, MA 02481

          Robert P. Vrolyk                   Vice President and
          One Sun Life Executive Park        Actuary
          Wellesley Hills, MA 02481

          James M.A. Anderson                Vice President, Investments
          One Sun Life Executive Park
          Wellesley Hills, MA 02481

          Peter F. Demuth                    Vice President and Chief Counsel
          One Sun Life Executive Park        and Assistant Secretary
          Wellesley Hills, MA 02481

          Ronald J. Fernandes                Vice President, Retirement
          One Sun Life Executive Park        Products and Services
          Wellesley Hills, MA 02481

          Robert K. Leach                    Vice President, Finance
          One Copley Place                   and Product, RPS
          Boston, MA  02116

          Edward J. Ronan                    Vice President, Retirement
          One Copley Place                   Products and Services
          Boston, MA  02116

          Ellen B. King                      Counsel and Secretary
          One Sun Life Executive Park
          Wellesley Hills, MA 02481



Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Assurance Company of Canada (U.S.), a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., which is in turn a wholly-owned subsidiary of Sun Life Assurance Company of Canada.

     The organization chart of Sun Life Assurance Company of Canada is incorporated herein by reference to Exhibit 16 to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-82957, filed February 3, 2000.

      None of the companies listed in such Exhibit 16 is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Assurance Company of Canada (U.S.).

Item 27. NUMBER OF CONTRACT OWNERS

     As of February __, 2000, no Contracts had been issued by the Depositor with respect to the Securities registered pursuant to this Registration Statement.

Item 28. INDEMNIFICATION

     Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the By-laws of Sun Life Assurance Company of Canada (U.S.), a copy of which was filed as Exhibit 3(b) to the Registration Statement of the Depositor on Form S-1, File No. 33-29851, provides for the indemnification of directors, officers and employees of Sun Life Assurance Company of Canada (U.S.).

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Assurance Company of Canada (U.S.) pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (U.S.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (U.S.) of expenses incurred or paid by a director, officer, controlling person of Sun Life (U.S.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (U.S.) will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITERS

     (a) Clarendon Insurance Agency, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, G, H and I, Sun Life (N.Y.) Variable Accounts A, B and C, and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account, and Managed Sectors Variable Account.




     Name and Principal                      Positions and Offices
     Business Address*                       with Underwriter
     ----------------                        ----------------
     Anne M. Georges....................     President and Director
     Davey Scoon........................     Treasurer and Director
     James M.A. Anderson................     Director
     Ronald J. Fernandes................     Director
     James A. McNulty, III..............     Director
     Maura A. Murphy....................     Secretary
     Roy P. Creedon.....................     Assistant Secretary
     Donald E. Kaufman..................     Vice President
     Brian Krivitsky....................     Vice President
     Cynthia M. Orcutt..................     Vice President
     Laurie Lennox......................     Vice President

-------------
* The principal business address of all directors and officers of the principal underwriter except Ms. Georges, Ms. Lennox and Mr. Krivitsky is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. The principal business address of Ms. Georges, Ms. Lennox and Mr. Krivitsky is One Copley Place, Boston, Massachusetts 02116.

(a)  Inapplicable.

Item 30. LOCATION OF ACCOUNTS AND RECORDS

     Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Sun Life Assurance Company of Canada (U.S.) at its offices at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, and One Copley Place, Boston, Massachusetts 02116, or at the offices of Clarendon Insurance Agency, Inc., at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Item 31. MANAGEMENT SERVICES

     Not Applicable.

Item 32. UNDERTAKINGS

     The Registrant hereby undertakes:

     (a) To file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

     (b) To include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an Applicant can check to request a Statement of Additional Information, or (2) a post card or simiilar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information;

     (c) To deliver any Statement of Additional Information and any financial statements required to be made available under SEC Form N-4 promptly upon written or oral request.

     (d) Representation with respect to Section 26(e)of the Investment Company Act of 1940: Sun Life Assurance Company of Canada (U.S.) represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

     The Registrant is relying on the no-action letter issued by the Division of Investment Management of the Securities and Exchange Commission to American Council of Life Insurance, Ref. No. IP-6-88, dated November 28, 1988, the requirements for which have been complied with by the Registrant.

                                   SIGNATURES

      As required by the Securities Act of 1933 and the Investment Company
Act of 1940, the Registrant certifies that it meets all of the requirements of Securities Act Rule 485 for effectiveness of this Registration Statement and has caused this Registration Statement to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 28th day of February, 2000.

                                SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
                                (Registrant)

                                SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                                (Depositor)

                                By:  /s/  JAMES A. McNULTY, III
                                     ----------------------------
                                     James A. McNulty, III
                                     President


Attest: /s/ EDWARD M. SHEA
--------------------------
     Edward M. Shea
     Assistant Vice President and Senior Counsel

      As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor, Sun Life Assurance Company of Canada (U.S.), and on the dates indicated.

SIGNATURE                                TITLE                                           DATE
-------------------------------------    ------------------------------------            --------------

/s/ JAMES A. McNULTY, III                President and Director                          February 28, 2000
-------------------------------------    (Principal Executive Officer)
James A. McNulty, III


/s/ DAVEY SCOON                          Vice President, Finance                         February 28, 2000
-------------------------------------    and Treasurer
Davey Scoon                              (Principal Financial and Accounting Officer)

* /s/ DONALD A. STEWART                  Chairman and Director                           February 28, 2000
-------------------------------------
Donald A. Stewart

* /s/ C. JAMES PRIEUR                    Vice Chairman and Director                      February 28, 2000
-------------------------------------
C. James Prieur

                                         Director
-------------------------------------
Richard B. Bailey


* By Edward M. Shea pursuant to Power of Attorney filed as Exhibit 8 to the Registration Statement on Form S-6 (File No. 333-94359), filed January 10, 2000.


SIGNATURE                                TITLE                                           DATE
-------------------------------------    ------------------------------------            --------------

* /s/ GREGORY W. GEE                     Director                                        February 28, 2000
-------------------------------------
Gregory W. Gee

** /s/ DAVID D. HORN                     Director                                        February 28, 2000
-------------------------------------
David D. Horn

* /s/ ANGUS A. MACNAUGHTON               Director                                        February 28, 2000
-------------------------------------
Angus A. MacNaughton

*/s/ S. CAESAR RABOY                     Director                                        February 28, 2000
-------------------------------------
S. Caesar Raboy



* By Edward M. Shea pursuant to Power of Attorney filed as Exhibit 8 to Registration Statement on Form S-6 (File No. 333-94359), filed January 10, 2000.

** By Edward M. Shea pursuant to Power of Attorney filed as Exhibit 15(b) to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4 (File No. 333-82957), filed February 3, 2000.

                                   EXHIBIT INDEX

9 Opinion of Counsel as to the legality of the securities being registered and Consent to use